 Exhibit 99.1

Third Quarter Report 2023

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
This Management’s Discussion and Analysis (“MD&A”) dated October 25, 2023 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 (the “Third Quarter Financial Statements”) that were prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”) filed with Canadian securities regulators and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2022 (the “Form 40-F”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”), Mexican pesos or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2022 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and the Form 40-F is on file with the Securities and Exchange Commission (“SEC”) at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “development capital expenditures”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. For a discussion of the composition and usefulness of these measures and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Meaning of ‘‘including’’ and ‘‘such as’’: When used in this MD&A the terms ‘‘including’’ and ‘‘such as’’ mean including and such as, without limitation.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Mexico and Finland, with

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Normal Course Issuer Bid
On May 2, 2023, the Company received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (the “NCIB”), pursuant to which the Company may purchase up to $500.0 million of its common shares up to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares for cancellation, on the open market at its discretion, during the period commencing on May 4, 2023 and ending on May 3, 2024. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled. Shareholders may obtain a copy of the notice of intention to make an NCIB, without charge, by contacting the Company.
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew the full amount of the Term Loan Facility on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through Secured Overnight Financing Rate (“SOFR”) and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%, depending on the Company’s credit rating. Payment and performance of the Company’s obligations under the Term Loan Facility are guaranteed by certain of its material subsidiaries (the “Guarantors” and, together with the Company, each an “Obligor”).
The Term Loan Facility contains covenants that limit the actions of an Obligor in the same manner and to the same extent as the Obligors are limited under the Company’s $1.2 billion revolving credit facility (the “Credit Facility”). The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value. The events of default under the Term Loan Facility are the same as the events of default under the Credit Facility.
San Nicolás Copper-Zinc Project Joint Arrangement
On April 6, 2023, Agnico Eagle and Teck Resources Limited (“Teck”) entered into a shareholders agreement in respect of the San Nicolás copper-zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico Eagle, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, the agreement treats Agnico Eagle as a 50% shareholder of MSN regardless of the number of shares that have been issued to Agnico Eagle or its

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
affiliates, except in certain circumstances of default. On closing of the transaction, the Company recorded a $290.0 million liability in non-current other liabilities, representing the minimum unavoidable obligation under the agreement. For the nine months ended September 30, 2023, the Company has recorded contributions of $11.0 million against the $290.0 million obligation. MSN is planning to submit an Environmental Impact Assessment and permit application for the San Nicolás project in 2023 and is targeting completion of a feasibility study in 2024.
Acquisition of the Canadian Assets of Yamana
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement with Yamana Gold Inc. (“Yamana”) and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the 50% of the Canadian Malartic complex that the Company did not own, a 100% interest in the Wasamac project, located in the Abitibi region of Quebec, and several other exploration properties located in Ontario and Manitoba. The consideration paid by the Company in the Yamana Transaction consisted of approximately US$1.0 billion in cash and 36,177,931 common shares of Agnico Eagle. The acquisition increased the Company’s production, mineral reserves and cash flow. The results of operations, cash flows and net assets of the Canadian assets of Yamana have been consolidated with those of the Company from March 31, 2023.
Financial and Operating Results
On March 31, 2023, Agnico Eagle completed the Yamana Transaction. Accordingly, contributions from the 100% interest in the Canadian Malartic complex have been included in the condensed interim consolidated statements of income for the three and nine months ended September 30, 2023 since that time while the comparative periods reflect the previously held 50% interest in the Canadian Malartic complex.
On February 8, 2022, Agnico Eagle completed a merger of equals (the “Merger”) with Kirkland Lake Gold Ltd. (“Kirkland”). Accordingly, the contributions from the Detour Lake, Macassa and Fosterville mines have been included in the comparative periods from February 8, 2022.
Operating Results
Agnico Eagle reported net income of $178.6 million, or $0.36 per share, in the third quarter of 2023, compared with net income of $66.7 million, or $0.15 per share, in the third quarter of 2022. Agnico Eagle reported adjusted net income1 of $219.9 million, or $0.44 per share1, in the third quarter of 2023, compared with adjusted net income of $222.5 million, or $0.49 per share, in the third quarter of 2022. Agnico Eagle reported EBITDA1 of $722.0 million in the third quarter of 2023 compared with $518.8 million in the third quarter of 2022. Adjusted EBITDA1 increased in the third quarter of 2023 to $763.3 million compared to $674.5 million in the third quarter of 2022. The key drivers of the changes in net income are set out in the table below.
Agnico Eagle reported net income of $2,322.3 million or $4.78 per share, in the first nine months of 2023, compared with net income of $476.1 million or $1.10 per share, in the first nine months of 2022. Agnico Eagle reported adjusted net income of $813.6 million, or $1.67 per share, in the first nine months of 2023, compared with adjusted net income of $829.1 million, or $1.92 per share, in the first nine months of 2022. Agnico Eagle reported EBITDA of $3,878.4 million in the first nine months of 2023 compared with $1,724.4 million in the first nine months of 2022, Adjusted EBITDA increased in the first nine months of 2023 to $2,369.7 million

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For a reconciliation to net income, net income per share, EBITDA, adjusted EBITDA, free cash flow and free cash flow before changes in non-cash components of working capital see Non-GAAP Financial Performance Measures below.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
compared to $2,076.5 million in the first nine months of 2022. Included in net income is a re-measurement gain of $1,543.4 million recognized in the first nine months of 2023, arising from the Yamana Transaction and the corresponding application of purchase accounting relating to a business combination achieved in stages, which requires the re-measurement on acquisition of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value implied by the most recent transaction.
In the third quarter of 2023, operating margin2 increased by 11.4% to $883.0 million, compared with $792.6 million in the third quarter of 2022, primarily due to a 13.3% increase in revenues from mining operations as a result of higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction and higher gold prices, partially offset by lower gold sales volume from the LaRonde complex (which includes the LaRonde mine and the LaRonde Zone 5 mine), the Meadowbank complex, the Fosterville mine, and the Detour Lake mine.
In the first nine months of 2023, operating margin increased by 14.1% to $2,714.5 million, compared with $2,380.0 million in the first nine months of 2022, primarily due to an 11.8% increase in revenues from mining operations as a result of the contribution of gold sales volume from the Canadian Malartic complex following the Yamana Transaction, the Meadowbank complex and the Macassa mine and a 6.2% higher average realized price of gold between periods, partially offset by lower gold sales volumes from the LaRonde complex and the Fosterville, Meliadine and Detour Lake mines.
Gold production increased to 850,429 ounces in the third quarter of 2023 compared with 816,795 ounces in the third quarter of 2022, primarily due to the additional contribution of gold production from the Canadian Malartic complex following the Yamana Transaction, partially offset by decreased gold production at the Detour Lake and Fosterville mines and the LaRonde complex.
Gold production increased to 2,536,446 ounces in the first nine months of 2023, compared with 2,335,569 ounces in the first nine months of 2022, primarily due to the contribution of gold production from the Canadian Malartic complex following the Yamana Transaction and higher production at the Meadowbank complex and the Macassa and Detour Lake mines. Partially offsetting the overall increase in gold production between the first nine months of 2023 and the first nine months of 2022 was decreased gold production at the LaRonde complex and the Fosterville mine.
Cash provided by operating activities decreased to $502.1 million in the third quarter of 2023 compared with $575.4 million in the third quarter of 2022, due to less favourable working capital movements between periods, partially offset by higher operating margin in the current period.
Free cash flow1 decreased to $82.3 million in the third quarter of 2023 compared with $139.8 million in the third quarter of 2022 due to less favourable working capital movements between periods, partially offset by higher operating margin in the current period. Free cash flow before changes in non-cash components of working capital1 increased to $248.8 million in the third quarter of 2023 compared with $122.7 million in the third quarter of 2022 due to higher operating margin in the current period.
Cash provided by operating activities increased to $1,873.7 million in the first nine months of 2023 compared with $1,716.1 million in the first nine months of 2022 primarily due to higher operating margin, lower transaction costs from acquisitions, and reduced exploration and general and administrative expenses between periods.
Free cash flow and free cash flow before changes in non-cash components of working capital increased to $645.3 million and $742.1 million respectively, in the first nine months of 2023, compared with $578.7 million and $492.9 million, in first nine months of 2022 due to higher operating margin, lower transaction costs from acquisitions, and reduced exploration and general and administrative expenses between periods.

2
Operating margin is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation to net income see Summary of Operations Key Performance Indicators and Non-GAAP Financial Performance Measures below.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2023, compared with the three and nine months ended September 30, 2022:
(millions of United States dollars)	Three Months Ended September 30, 2023 vs. Three Months Ended September 30, 2022	Nine Months Ended September 30, 2023 vs. Nine Months Ended September 30, 2022
Increase in revenues from mining operations	$192.7	$513.9
(Increase) decrease in production costs due to effects of foreign currencies	(14.5)	23.2
Increase in production costs	(87.8)	(202.6)
Decrease in exploration and corporate development expenses	2.4	30.4
Increase in amortization of property, plant and mine development	(131.5)	(291.2)
Decrease in general and administrative expenses	10.6	31.8
Increase in finance costs	(16.4)	(32.1)
Change in derivative financial instruments	128.4	173.5
Change in non-cash foreign currency translation	(9.0)	(25.5)
Increase in care and maintenance	(1.9)	(2.8)
Change in revaluation gain	—	1,543.4
(Increase) decrease in other expenses	(17.6)	68.7
Decrease in income and mining taxes	56.6	15.5
Total net income variance	$112.0	$1,846.2
Three Months Ended September 30, 2023 vs. Three Months Ended September 30, 2022
Revenues from mining operations increased to $1,642.4 million in the third quarter of 2023, compared with $1,449.7 million in the third quarter of 2022, primarily due to a 1.5% increase in the gold sales volume from the contribution of the Canadian Malartic complex following the Yamana Transaction and a 11.7% increase in the realized gold sales price, partially offset by lower gold sales volumes at the LaRonde and Meadowbank complexes and the Fosterville and Detour Lake mines.
Production costs were $759.4 million in the third quarter of 2023, a 15.6% increase compared with $657.1 million in the third quarter of 2022, primarily due to the contribution from the Canadian Malartic complex, the recognition in 2023 of fair value adjustments to inventory due to the Yamana Transaction and higher production costs at the Meadowbank complex and Meliadine mine, partially offset by lower production costs at the LaRonde complex and the Detour Lake and Fosterville mines mainly due to the recognition in the 2022 comparative period, of fair value adjustments to inventory at those mines.
Weighted average total cash costs per ounce of gold produced3 increased to $898 on a by-product basis and $924 on a co-product basis in the third quarter of 2023, compared with $779 on a by-product basis and $804 on a co-product basis in the third quarter of 2022, primarily due to the contributions from the Detour Lake, Macassa and Meliadine mines and the LaRonde and Meadowbank complexes. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues) to production costs as set out in the Third Quarter Financial Statements, see Non-GAAP Financial Performance Measures below.
Exploration and corporate development expenses decreased to $61.6 million in the third quarter of 2023, compared with $64.0 million in the third quarter of 2022, primarily due to lower expenses incurred at the regional exploration targets in Mexico.

3
Total cash cost per ounce of gold produced is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation of this measure on a by-product and co-product basis to production costs see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Amortization of property, plant and mine development increased by $131.5 million to $415.0 million between the third quarter of 2022 and the third quarter of 2023, primarily due to the additional contribution from the Canadian Malartic complex following the Yamana Transaction combined with the increased amortization arising from the fair value adjustments to property, plant and mine development associated with the purchase price allocation to the Canadian Malartic complex.
Finance costs increased to $35.7 million during the third quarter of 2023, compared with $19.3 million during the third quarter of 2022 primarily due to the interest incurred on the Company’s $600.0 million Term Loan Facility.
Loss on derivative financial instruments amounted to $34.0 million during the third quarter of 2023, compared with a loss of $162.4 million during the third quarter of 2022 due to favourable movements in foreign exchange rates and commodity prices between periods. The unrealized loss on warrants amounted to $6.8 million during the third quarter of 2023, compared to an unrealized gain of $5.7 million during the third quarter of 2022, with the change due to a decrease in the market value of warrants between periods.
Other expenses increased to $20.6 million during the third quarter of 2023, compared with $3.0 million during the third quarter of 2022, primarily due to transaction costs and increased disposals of property, plant and mine development between periods.
During the third quarter of 2023 there was a non-cash foreign currency translation gain of $6.5 million primarily attributable to the weakening of the Canadian dollar relative to the US dollar as at September 30, 2023, compared to June 30, 2023, on the Company’s net monetary liabilities denominated in foreign currencies. A non-cash foreign currency translation gain of $15.5 million was recorded during the third quarter of 2022.
In the third quarter of 2023, the Company recorded income and mining taxes expense of $92.7 million on income before income and mining taxes of $271.3 million, resulting in an effective tax rate of 34.2%. In the third quarter of 2022, the Company recorded income and mining taxes expense of $149.3 million on income before income and mining taxes of $216.0 million, resulting in an effective tax rate of 69.1%. The decrease in the effective tax rate between the third quarter of 2023 and the third quarter of 2022 is primarily due to foreign exchange rate movements.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Nine Months Ended September 30, 2023 vs. Nine Months Ended September 30, 2022
Revenues from mining operations increased to $4,870.3 million during the nine months ended September 30, 2023, compared with $4,356.4 million during the nine months ended September 30, 2022, primarily due to a 5.5% increase in the sales volume from the contribution of gold sales from the Canadian Malartic complex following the Yamana Transaction, increased sales volumes at the Meadowbank complex and a 6.2% higher average realized price of gold between periods, partially offset by lower gold sales volumes from the LaRonde complex and the Fosterville, Meliadine and Detour Lake mines.
Production costs increased to $2,155.8 million during the nine months ended September 30, 2023, compared with $1,976.4 million in the nine months ended September 30, 2022, primarily due to the contribution from the Canadian Malartic complex and the recognition in 2023 of fair value adjustments relating to the Yamana Transaction with no comparable adjustments in 2022 and higher production costs at the Meadowbank and LaRonde complexes, partially offset by lower production costs at the Detour Lake and Fosterville mines mainly due to the recognition, in the 2022 comparative period, of fair value adjustments to inventory at those mines with no comparative in 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Weighted average total cash costs per ounce of gold produced increased to $857 on a by-product basis and increased to $885 on a co-product basis during the nine months ended September 30, 2023, compared with $769 on a by-product basis and $801 on a co-product basis during the nine months ended September 30, 2022, the increase in cash costs per ounce of gold produced on a by-product and co-product basis is primarily due to the contribution from the Detour Lake, Meliadine and Fosterville mines and the LaRonde and Meadowbank complexes.
Exploration and corporate development expenses decreased to $169.8 million during the nine months ended September 30, 2023, compared with $200.2 million during the nine months ended September 30, 2022, primarily due to lower expenses incurred at regional exploration targets in Canada and Mexico.
Amortization of property, plant and mine development increased by $291.2 million to $1,100.2 million between the nine months ended September 30, 2023 and the nine months ended September 30, 2022, primarily due to the additional contribution from the Canadian Malartic complex and the amortization of the purchase price allocation to property, plant and mine development to the Canadian Malartic complex following the Yamana Transaction.
General and administrative expense decreased to $134.5 million during the nine months ended September 30, 2023, compared with $166.3 million during the nine months ended September 30, 2022, primarily due to non-recurring donations and costs attributable to the Merger in 2022.
Finance costs increased to $95.0 million during the nine months ended September 30, 2023 compared with $62.9 million during the nine months ended September 30, 2022 due to interest incurred on drawdowns of the Company’s revolving credit facility and the $600.0 million Term Loan Facility between periods. The drawdowns were incurred to finance the Yamana Transaction.
Loss on derivative financial instruments amounted to $1.0 million during the nine months ended September 30, 2023, compared with a loss on derivative financial instruments of $174.5 million during the nine months ended September 30, 2022. The decrease was due to favourable movements in foreign exchange rates and commodity prices between periods. The increase in the market value of warrants resulted in an unrealized loss of $9.1 million during the nine months ended September 30, 2023, compared to an unrealized loss of $14.5 million during the nine months ended September 30, 2022. The unrealized gain on currency and commodity derivatives amounted to $34.9 million during the nine months ended September 30, 2023, partially offset by a realized loss of $27.0 million on currency and commodity derivatives, was due to favourable movements in foreign exchange rates and commodity prices between periods.
The revaluation gain was due to the re-measurement of the Company’s previously held 50% interest in the Canadian Malartic complex to fair value at the close of the Yamana Transaction. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration of $5,557.1 million transferred under the Yamana Transaction.
Other expenses decreased to $43.5 million during the nine months ended September 30, 2023, compared with $112.1 million during the nine months ended September 30, 2022 primarily due to non-recurring transaction and severance costs associated with the Merger in 2022.
During the nine months ended September 30, 2023, there was a non-cash foreign currency translation gain of $2.3 million compared to a non-cash foreign currency translation gain of $27.8 million during the nine months ended September 30, 2022. This movement was primarily attributable to the strengthening of the Canadian dollar relative to the US dollar on the Company’s net monetary liabilities denominated in foreign currencies between periods.
During the nine months ended September 30, 2023, the Company recorded income and mining taxes expense of $360.8 million on income before income and mining taxes of $2,683.2 million, resulting in an

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
effective tax rate of 13.4%. During the nine months ended September 30, 2022, the Company recorded income and mining taxes expense of $376.4 million on income before income and mining taxes of $852.5 million, resulting in an effective tax rate of 44.1%. The decrease in the effective tax rate between the first nine months of 2023 and the first nine months of 2022 is primarily due to the increase in income before income and mining taxes as a result of the non-taxable revaluation gain recorded on the acquisition of Yamana’s interests in its Canadian assets.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
LaRonde mine
	Three Months Ended		Nine Months Ended
LaRonde – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	365	416	1,101	1,293
Tonnes of ore milled per day	3,967	4,522	4,033	4,736
Gold grade (g/t)	4.52	5.05	5.04	5.66
Gold production (ounces)	49,303	63,573	167,471	221,858
Production costs per tonne (C$)	$244	$264	$208	$163
Minesite costs per tonne (C$)	$182	$167	$198	$156
Production costs per ounce of gold produced	$1,348	$1,320	$1,016	$738
Total cash costs per ounce of gold produced	$875	$773	$850	$590
Gold production
Third Quarter of 2023 — At the LaRonde mine, gold production decreased by 22.4% to 49,303 ounces in the third quarter of 2023, compared with 63,573 ounces in the third quarter of 2022, primarily due to lower throughput levels and lower grades as a result of an extended planned shutdown at the mill and for the maintenance of the ore handling systems as well as changes in the mining method which resulted in more lower grade ore being sourced from upper portions of the mine and a slower mining rate.
First Nine Months of 2023 — Gold production decreased by 24.5% to 167,471 ounces in the first nine months of 2023, compared with 221,858 ounces in the first nine months of 2022 at the LaRonde mine, primarily due to lower throughput levels and lower grades as a result of the reasons described above.
Production costs
Third Quarter of 2023 — Production costs at the LaRonde mine were $66.5 million in the third quarter of 2023, a decrease of 20.8% compared with production costs of $83.9 million in the third quarter of 2022, primarily due to the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period due to the reasons outlined above and lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to fewer gold ounces produced in the current period.
First Nine Months of 2023 — Production costs at the LaRonde mine were $170.2 million in the first nine months of 2023, an increase of 3.9% compared with production costs of $163.7 million in the first nine months of 2022, primarily due to higher underground mining costs from higher labour and materials

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
costs and higher mill services costs from the transition to dry tailings disposition, partially offset by a weaker Canadian dollar relative to the U.S. dollar.
Production costs per tonne increased when compared to the prior-year period due to the reasons outlined above and lower volume of ore milled in the current period, Production costs per ounce increased when compared to the prior-year period due to the reasons outlined above and fewer gold ounces produced in the current period.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced as a result of lower throughput levels and lower grades, partially offset by a weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to lower volume of ore milled and to higher underground mining costs from higher labour and materials costs and higher mill services costs from the transition to dry tailings disposition. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced due to lower throughput levels and lower grades and to higher underground mining costs from higher labour and materials costs and higher mill services costs from the transition to dry tailings disposition, partially offset by a weaker Canadian dollar relative to the U.S. dollar.
LaRonde Zone 5 mine
	Three Months Ended		Nine Months Ended
LaRonde Zone 5 – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	262	295	894	865
Tonnes of ore milled per day	2,848	3,206	3,275	3,169
Gold grade (g/t)	1.93	2.12	1.97	2.06
Gold production (ounces)	15,193	19,048	53,412	54,310
Production costs per tonne (C$)	$96	$80	$94	$77
Minesite costs per tonne (C$)	$96	$80	$94	$78
Production costs per ounce of gold produced	$1,232	$948	$1,174	$956
Total cash costs per ounce of gold produced	$1,287	$973	$1,207	$976
Gold production
Third Quarter of 2023 — At the LaRonde Zone 5 mine, gold production decreased by 20.2% to 15,193 ounces in the third quarter of 2023 compared with 19,048 ounces in the third quarter of 2022, primarily due to lower gold grades and throughput levels.
First Nine Months of 2023 — Gold production decreased by 1.7% to 53,412 ounces in the first nine months of 2023 from 54,310 ounces in the first nine months of 2022 at the LaRonde Zone 5 mine, primarily due to lower gold grades, partially offset by higher throughput levels.
Production costs
Third Quarter of 2023 — Production costs at the LaRonde Zone 5 mine were $18.7 million in the third quarter of 2023, an increase of 3.6% compared with production costs of $18.1 million in the third quarter of 2022, primarily due to higher underground maintenance costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Production costs per tonne increased when compared to the prior-year period due to the reasons outlined above and lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period.
First Nine Months of 2023 — Production costs at the LaRonde Zone 5 mine were $62.7 million in the first nine months of 2023, an increase of 20.7% compared with production costs of $51.9 million in the first nine months of 2022, primarily due to higher underground mining and maintenance costs and mill services costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the reasons outlined above, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the reasons outlined above.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the higher underground maintenance costs outlined above and lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in minesite costs per tonne as well as that there were fewer ounces of gold produced as a result of lower grades, partially offset by a weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to higher underground mining and maintenance costs and mill services costs, partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher underground mining and maintenance costs and mill services costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
LaRonde complex
	Three Months Ended		Nine Months Ended
LaRonde Complex – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	627	711	1,995	2,158
Tonnes of ore milled per day	6,815	7,728	7,308	7,905
Gold grade (g/t)	3.43	3.83	3.66	4.22
Gold production (ounces)	64,496	82,621	220,883	276,168
Production costs per tonne (C$)	$182	$187	$157	$128
Minesite costs per tonne (C$)	$147	$131	$151	$125
Production costs per ounce of gold produced	$1,321	$1,234	$1,054	$781
Total cash costs per ounce of gold produced	$972	$818	$937	$666
Gold production
Third Quarter of 2023 — Gold production decreased when compared to the prior-year period primarily due to lower volumes of ore milled and lower grades as a result of an extended planned shutdown at the mill and for the maintenance of the ore handling systems as well as changes in the mining method at the LaRonde mine that resulted in more lower grade ore being sourced from upper portions of the mine and a slower mining rate.
First Nine Months of 2023 — Gold Production decreased when compared to the prior-year period due to lower grades and lower volume of ore milled as a result of the reasons described above.
Production costs
Third Quarter of 2023 — Production costs at the LaRonde complex decreased by 16.5% in the third quarter of 2023 when compared with the third quarter of 2022.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Production costs per tonne decreased when compared to the prior-year period primarily due to the timing of inventory sales, partially offset by higher underground maintenance costs and lower volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced and the reasons outlined above, partially offset by a weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs at the LaRonde complex increased by 8% in the first nine months of 2023 compared with the first nine months of 2022.
Production costs per tonne increased when compared to the prior-year period primarily due to higher underground mining costs from higher labour and materials costs and higher mill services costs from the transition to dry tailings disposition at the LaRonde mine and lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period primarily as a result of higher production costs per tonne and fewer ounces of gold produced, partially offset by a weaker Canadian dollar relative to the U.S. dollar.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in minesite costs per tonne.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above. Total cash costs per ounce increased when compared to the prior-year period primarily due to the reasons outlined above.
Canadian Malartic complex
	Three Months Ended		Nine Months Ended
Canadian Malartic Complex – Operating Statistics(i)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes) (100%)	4,911	4,968	14,317	14,590
Tonnes of ore milled per day (100%)	53,380	54,000	52,443	53,443
Gold grade (g/t)	1.22	1.04	1.22	1.14
Gold production (ounces)	177,243	75,262	435,683	242,957
Production costs per tonne (C$)	$34	$30	$36	$30
Minesite costs per tonne (C$)	$39	$33	$39	$34
Production costs per ounce of gold produced	$708	$777	$750	$707
Total cash costs per ounce of gold produced	$805	$820	$789	$787

Note:
(i)
Unless otherwise specified, reflects Agnico Eagle’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% thereafter.

Gold production
Third Quarter of 2023 — At the Canadian Malartic complex, gold production increased by 135.5% to 177,243 ounces in the third quarter of 2023 compared with attributable gold production of 75,262 ounces in the third quarter of 2022, due to the increase in the Company’s ownership percentage between periods from 50% to 100% as a result of the Yamana Transaction, higher grades, and higher throughput from softer rock conditions at the Barnat pit.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
First Nine Months of 2023 — At the Canadian Malartic complex, gold production increased by 79.3% to 435,683 ounces in the first nine months of 2023 compared with attributable gold production of 242,957 ounces in the first nine months of 2022, due to the same reasons outlined above.
Production costs
Third Quarter of 2023 — Production costs at the Canadian Malartic complex were $125.5 million in the third quarter of 2023, an increase of 114.4% compared with production costs attributable to the 50% ownership of the Canadian Malartic complex of $58.5 million in the third quarter of 2022. This change was primarily due to the impact of the change in ownership percentage between periods and the recognition of fair value adjustments to inventory due to the Yamana Transaction, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the recognition of fair value adjustments to inventory due to the Yamana Transaction and lower volume of ore milled. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period, partially offset by the recognition of fair value adjustments to inventory due to the Yamana Transaction.
First Nine Months of 2023 — Production costs at the Canadian Malartic complex were $326.9 million in the first nine months of 2023, an increase of 90.2% compared with production costs attributable to the 50% ownership of the Canadian Malartic complex of $171.9 million in the first nine months of 2022, due to the impact of the change in ownership percentage between periods and the recognition of fair value adjustments to inventory due to the Yamana Transaction, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the recognition of fair value adjustments to inventory due to the Yamana Transaction and lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period and the recognition of fair value adjustments to inventory to the Yamana Transaction.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period due to higher production costs and lower volume of ore tonnes milled during the quarter. Total cash costs per ounce decreased when compared to the prior-year period primarily due to more ounces of gold produced and the weaker Canadian dollar relative to the U.S. dollar, partially offset by higher minesite costs per tonne.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of ore stockpiles and higher open pit mining costs. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Goldex mine
	Three Months Ended		Nine Months Ended
Goldex Mine – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	756	710	2,215	2,192
Tonnes of ore milled per day	8,217	7,717	8,114	8,029
Gold grade (g/t)	1.69	1.67	1.72	1.68
Gold production (ounces)	35,880	33,889	107,619	105,211
Production costs per tonne (C$)	$51	$48	$52	$46
Minesite costs per tonne (C$)	$52	$49	$52	$47
Production costs per ounce of gold produced	$803	$776	$788	$751
Total cash costs per ounce of gold produced	$822	$804	$802	$765
Gold production
Third Quarter of 2023 — At the Goldex mine, gold production increased by 5.9% to 35,880 ounces in the third quarter of 2023, compared with 33,889 ounces in the third quarter of 2022, primarily due to a higher volume of ore processed and higher gold grades.
First Nine Months of 2023 — Gold production increased by 2.3% to 107,619 ounces in the first nine months of 2023, compared with 105,211 ounces in the first nine months of 2022 at the Goldex mine, primarily due to higher gold grades and a higher volume of ore processed.
Production costs
Third Quarter of 2023 — Production costs at the Goldex mine were $28.8 million in the third quarter of 2023, an increase of 9.5% compared with production costs of $26.3 million in the third quarter of 2022, primarily due to higher underground production costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher underground production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by more ounces of gold produced in the current period and the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs at the Goldex mine were $84.8 million in the first nine months of 2023, an increase of 7.3% compared with production costs of $79.0 million in the first nine months of 2022, primarily due to higher underground mining and milling costs and timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher underground mining and milling costs and timing of inventory sales in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons described above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by the weaker Canadian dollar against the U.S. dollar.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by higher gold grades and the weaker Canadian dollar against the U.S. dollar.
Detour Lake mine
	Three Months Ended		Nine Months Ended
Detour Lake Mine – Operating Statistics(i)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	5,630	6,505	18,827	16,294
Tonnes of ore milled per day	61,196	70,701	68,963	69,334
Gold grade (g/t)	0.93	0.91	0.88	0.98
Gold production (ounces)	152,762	175,487	483,971	471,445
Production costs per tonne (C$)	$25	$23	$24	$29
Minesite costs per tonne (C$)	$25	$25	$26	$24
Production costs per ounce of gold produced	$696	$648	$688	$787
Total cash costs per ounce of gold produced	$755	$691	$752	$650

Note:
(i)
For the nine months ended September 30, 2022, the operating statistics are reported for the period from February 8, 2022 to September 30, 2022, the date the Detour Lake mine was acquired by the Company.

Gold production
Third Quarter of 2023 — At the Detour Lake mine, gold production decreased by 12.9% to 152,762 ounces in the third quarter of 2023 compared with 175,487 ounces in the third quarter of 2022, primarily due to lower volume of ore tonnes processed due to a transformer failure which resulted in unscheduled downtime at one of the two grinding circuits at the mill, partially offset by higher gold grades. Operations at the Detour Lake mill returned to normal levels at the end of the quarter.
First Nine Months of 2023 — Gold production at the Detour Lake mine increased by 2.7% to 483,971 ounces in the first nine months of 2023 compared with 471,445 ounces in the first nine months of 2022, primarily due to timing of closing of the Merger, partially offset by the impact of the transformer failure described above.
Production costs
Third Quarter of 2023 — Production costs at the Detour Lake mine were $106.4 million in the third quarter of 2023, a decrease of 6.5% compared with production costs of $113.7 million in the third quarter of 2022, primarily due to fair value adjustments to inventory on the purchase price allocation recognized in the third quarter of 2022, with no comparative recognition occurring in 2023.
Production costs per tonne increased when compared to the prior-year period due to lower volume of ore milled in the current period, as a result of the transformer failure described above. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period and the impacts described above regarding minesite costs for the quarter, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs at the Detour Lake mine were $333.2 million in the first nine months of 2023, a decrease of 10.2% compared to production costs of $371.1 million during the first nine months of 2022, primarily due to the comparative period including fair value adjustments to inventory

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
with no comparative in 2023. The variance was also affected by the comparative period only including costs from February 8, 2022 to September 30, 2022.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period as a result of timing of the closing of the Merger and the fair value adjustments made in the 2022 period, partially offset by the impact of the transformer failure described above. Production costs per ounce decreased when compared to the prior-year period due to the same reasons described above, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne remained unchanged when compared to the prior-year period despite lower throughput volumes. Total cash costs per ounce increased when compared to the prior year period due to lower gold grades and higher mining costs, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior year period primarily due to higher maintenance costs for mobile equipment and spare parts during the period. Total cash cost per ounce increased when compared to the prior year period primarily due to higher mining, maintenance and milling costs from higher fuel and electricity prices and lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
Macassa mine
	Three Months Ended		Nine Months Ended
Macassa Mine – Operating Statistics(i)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	112	75	311	210
Tonnes of ore milled per day	1,217	814	1,139	894
Gold grade (g/t)	13.35	21.89	17.16	20.77
Gold production (ounces)	46,792	51,775	167,951	137,525
Production costs per tonne (C$)	$435	$588	$488	$605
Minesite costs per tonne (C$)	$476	$628	$516	$559
Production costs per ounce of gold produced	$766	$648	$669	$719
Total cash costs per ounce of gold produced	$841	$689	$719	$659

Note:
(i)
For the nine months ended September 30, 2022, the operating statistics are reported for the period from February 8, 2022 to September 30, 2022, the date the Macassa mine was acquired by the Company.

Gold production
Third Quarter of 2023 — At the Macassa mine, gold production decreased by 9.6% to 46,792 ounces in the third quarter of 2023 compared with 51,775 ounces in the third quarter of 2022, primarily due to lower gold grades, partially offset by higher volume of ore processed.
First Nine Months of 2023 — Gold production at the Macassa mine increased by 22.1% to 167,951 ounces in the first nine months of 2023 compared to 137,525 ounces in the first nine months of 2022, primarily due to the timing of the closing of the Merger and higher volume of ore processed, partially offset by lower gold grades.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Production costs
Third Quarter of 2023 — Production costs were $35.9 million in the third quarter of 2023, an increase of 7.0% compared with production costs of $33.5 million in the third quarter of 2022, primarily due to higher mining costs and timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period as a result of lower grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs were $112.4 million in the first nine months of 2023, an increase of 13.7% compared to production costs of $98.8 million during the first nine months of 2022, primarily due to higher mining costs and timing of inventory sales, the variance was also affected by the comparative period only including costs from February 8, 2022 to September 30, 2022.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period as a result of the timing of the closing of the Merger and the fair value adjustments to inventory made in 2022. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period for the same reasons outlined above and the weaker Canadian dollar relative to the U.S. dollar.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled, partially offset by higher mining costs resulting from higher input prices. Total cash costs per ounce increased when compared to the prior-year period due to fewer ounces produced as a result of lower gold grades, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne decreased when compared to the prior year period primarily due to the higher volume of ore milled, mainly due to the timing of the closing of the Merger. Total cash costs per ounce increased when compared to the prior year period due to higher mining costs, partially offset by more ounces of gold being produced in the period and the weaker Canadian dollar relative to the U.S. dollar.
Meliadine mine
	Three Months Ended		Nine Months Ended
Meliadine Mine – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	470	401	1,407	1,282
Tonnes of ore milled per day	5,109	4,359	5,154	4,696
Gold grade (g/t)	6.17	7.33	6.15	6.77
Gold production (ounces)	89,707	91,201	267,856	269,477
Production costs per tonne (C$)	$254	$229	$237	$235
Minesite costs per tonne (C$)	$248	$226	$249	$234
Production costs per ounce of gold produced	$994	$788	$930	$879
Total cash costs per ounce of gold produced	$971	$777	$975	$866
Gold production
Third Quarter of 2023 — At the Meliadine mine, gold production decreased by 1.6% to 89,707 ounces in the third quarter of 2023 compared with 91,201 ounces in the third quarter of 2022, primarily due to lower gold grade, partially offset by higher volume of ore milled.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
First Nine Months of 2023 — Gold production decreased by 0.6% to 267,856 ounces in the first nine months of 2023 compared with 269,477 ounces in the first nine months of 2022, primarily due to lower grades, partially offset by higher volume of ore milled.
Production costs
Third Quarter of 2023 — Production costs at the Meliadine mine were $89.2 million in the third quarter of 2023, an increase of 24.2% compared with production costs of $71.8 million in the third quarter of 2022, primarily due to the consumption of stockpiles and higher logistic costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles and higher logistic costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above as well as fewer ounces of gold being produced in the current period, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs at the Meliadine mine were $249.2 million during the first nine months of 2023, an increase of 5.2% compared to production costs of $236.9 million during the first nine months of 2022, primarily due to higher underground and open pit mining costs and higher logistics costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher underground and open pit mining costs and higher logistics costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer ounces of gold produced in the current period, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs and fewer ounces of gold produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs and fewer ounces of gold produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
Meadowbank complex
	Three Months Ended		Nine Months Ended
Meadowbank Complex – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	1,077	1,031	2,905	2,816
Tonnes of ore milled per day	11,707	11,207	10,641	10,315
Gold grade (g/t)	3.76	4.11	3.82	3.37
Gold production (ounces)	116,555	122,994	322,440	279,457
Production costs per tonne (C$)	$167	$135	$176	$141
Minesite costs per tonne (C$)	$178	$144	$177	$147
Production costs per ounce of gold produced	$1,149	$894	$1,183	$1,124
Total cash costs per ounce of gold produced	$1,225	$930	$1,173	$1,140

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Gold production
Third Quarter of 2023 — At the Meadowbank complex, gold production decreased by 5.2% to 116,555 ounces in the third quarter of 2023, compared with 122,994 ounces in the third quarter of 2022, primarily due to lower grades, partially offset by the higher volume of ore milled.
First Nine Months of 2023 — Gold production increased by 15.4% to 322,440 ounces in the first nine months of 2023 compared with 279,457 ounces in the first nine months of 2022, due to higher gold grades and the volume of ore milled.
Production costs
Third Quarter of 2023 — Production costs at the Meadowbank complex were $133.9 million in the third quarter of 2023, an increase of 21.8% compared with production costs of $109.9 million in the third quarter of 2022, primarily due to a higher stripping ratio at the open pit and the consumption of stockpiles during 2023, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to a higher stripping ratio at the open pit and the consumption of stockpiles, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above as well as fewer ounces of gold being produced in the current period and the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs at the Meadowbank complex were $381.4 million in the first nine months of 2023, an increase of 21.5% compared with production costs of $314.0 million in the first nine months of 2022, primarily due to a higher stripping ratio at the open pit and the consumption of stockpiles during 2023, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to a higher stripping ratio at the open pit and the consumption of stockpiles during 2023, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by more ounces of gold produced in the current period and the weaker Canadian dollar relative to the U.S. dollar.
Commercial production was achieved at the Amaruq underground project in August 2022.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding production costs and fewer gold ounces produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer gold ounces produced, partially offset by the weaker Canadian dollar relative to the U.S. dollar.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Fosterville mine
	Three Months Ended		Nine Months Ended
Fosterville Mine – Operating Statistics(i)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	144	172	468	385
Tonnes of ore milled per day	1,565	1,868	1,714	1,640
Gold grade (g/t)	13.22	15.11	15.48	20.46
Gold production (ounces)	59,790	81,801	228,161	249,693
Production costs per tonne (A$)	$291	$306	$322	$627
Minesite costs per tonne (A$)	$304	$305	$316	$340
Production costs per ounce of gold produced	$461	$418	$438	$683
Total cash costs per ounce of gold produced	$495	$435	$437	$365

Note:
(i)
For the nine months ended September 30, 2022, the operating statistics are reported for the period from February 8, 2022 to September 30, 2022, the date the Fosterville mine was acquired by the Company.

Gold production
Third Quarter of 2023 — At the Fosterville mine, gold production decreased by 26.9% to 59,790 ounces in the third quarter of 2023 compared with 81,801 ounces in the second quarter of 2022, primarily due to the lower grades from mining sequencing and lower volume of ore processed.
First Nine Months of 2023 — Gold production at the Fosterville mine decreased by 8.6% to 228,161 ounces in the first nine months of 2023, compared with 249,693 ounces in the first nine months of 2022, primarily due to lower grades from mining sequencing, partially offset by the higher volume of ore processed and the timing of the closing of the Merger.
Production costs
Third Quarter of 2023 — Production costs were $27.5 million in the third quarter of 2023, a decrease of 19.5% compared with production costs of $34.2 million in the third quarter of 2022, primarily due to lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons above. Production costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period partially offset by the lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Production costs were $100.0 million in the first nine months of 2023, a decrease of 41.4% compared to production costs of $170.5 million during the first nine months of 2022, primarily due to fair value adjustments to inventory on the purchase price allocation recognized in the nine months of 2022, with no comparative recognition occurring in 2023. The variance was also affected by the comparative period only including costs from February 8, 2022 to September 30, 2022 and the weaker Australian dollar relative to the U.S. dollar.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons above. Production costs per ounce decreased when compared to the prior-year period for the same reasons above as well as the effects of the weaker Australian dollar relative to the U.S. dollar, partially offset by fewer ounces produced in the period due to lower gold grades.
On May 29, 2023 the Victorian Environment Protection Authority lifted the prohibition notice on Fosterville that was imposed in late 2021, allowing the Fosterville mine to resume normal activities throughout the month of June 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 —  Minesite costs per tonne decreased when compared to the prior-year period due to lower mining and milling costs, partially offset by the lower volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period as a result of lower gold grades, partially offset by the lower mining and milling costs and the weaker Australian dollar relative to the U.S. dollar.
First Nine Months of 2023 — Minesite costs per tonne decreased when compared to the prior year period primarily due to the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior year period primarily due to fewer ounces of gold produced in the current quarter as a result of lower gold grades, partially offset by the weaker Australian dollar relative to the U.S. dollar.
Kittila mine
	Three Months Ended		Nine Months Ended
Kittila Mine – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	527	487	1,440	1,504
Tonnes of ore milled per day	5,728	5,293	5,275	5,509
Gold grade (g/t)	4.20	4.56	4.45	4.19
Gold production (ounces)	59,408	61,901	173,230	172,223
Production costs per tonne (EUR)	€101	€104	€100	€96
Minesite costs per tonne (EUR)	€99	€100	€100	€92
Production costs per ounce of gold produced	$986	$834	$896	$896
Total cash costs per ounce of gold produced	$930	$843	$875	$889
In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 million tonnes per year (“Mtpa”) and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland.
In August 2022, Agnico Finland appealed the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland (“SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of the appeal.
On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission permit levels for the year 2022. However, the SAC interim decision did not uphold the permit for the expansion of the mine to 2.0 Mtpa. The VAC decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. The Company continues to operate on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC. Agnico Finland expects a final decision from the SAC in the fourth quarter of 2023.
If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company would be required to scale back operations during the fourth quarter of 2023 to remain within the permitted rate and intends to submit an updated permit application for 2.0 Mtpa output level or higher.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Gold production
Third Quarter of 2023 — At the Kittila mine, gold production decreased by 4.0% to 59,408 ounces in the third quarter of 2023, compared with 61,901 ounces in the third quarter of 2022, primarily due to lower gold grades, partially offset by the higher volume of ore milled.
First Nine Months of 2023 — Gold production increased by 0.6% to 173,230 ounces in the first nine months of 2023, compared with 172,223 ounces in the first nine months of 2022 at the Kittila mine, primarily due to higher gold grades, partially offset by the lower volume of ore milled.
Production costs
Third Quarter of 2023 — Production costs at the Kittila mine were $58.6 million in the third quarter of 2023, an increase of 13.5% compared with production costs of $51.6 million in the third quarter of 2022, primarily due to the consumption of stockpiles in the 2023 period and the strengthening of the Euro relative to the US dollar between periods, partially offset by lower underground mining costs.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and fewer ounces of gold produced in the current period.
First Nine Months of 2023 — Production costs at the Kittila mine were $155.2 million in the first nine months of 2023, an increase of 0.5% compared with production costs of $154.4 million in the first nine months of 2022, primarily due to higher milling costs and the strengthening of the Euro relative to the US dollar between periods, partially offset by lower underground mining costs.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period. Production costs per ounce remained unchanged when compared to the prior-year period.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne decreased when compared to the prior-year period due to higher mining volumes, partially offset by higher mining costs from higher input prices. Total cash costs per ounce increased when compared to the prior-year period due to stockpile consumption, fewer ounces produced and the strengthening of the Euro relative to the US dollar between periods.
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior year period primarily due to higher mining costs from higher input prices, partially offset by lower underground mining costs. Total cash costs per ounce decreased when compared to the prior year period due to the timing of inventory sales and more ounces of gold produced.
Pinos Altos mine
	Three Months Ended		Nine Months Ended
Pinos Altos Mine – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	450	378	1,215	1,128
Tonnes of ore milled per day	4,891	4,109	4,451	4,132
Gold grade (g/t)	1.84	1.98	1.92	2.05
Gold production (ounces)	25,386	23,041	71,679	71,231
Production costs per tonne	$89	$91	$89	$95
Minesite costs per tonne	$85	$92	$88	$93
Production costs per ounce of gold produced	$1,581	$1,498	$1,504	$1,501
Total cash costs per ounce of gold produced	$1,310	$1,295	$1,236	$1,247

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Gold production
Third Quarter of 2023 — At the Pinos Altos mine, gold production increased by 10.2% to 25,386 ounces in the third quarter of 2023, compared with 23,041 ounces in the third quarter of 2022, primarily due to the higher volume of ore milled, partially offset by lower gold grades.
First Nine Months of 2023 — Gold production increased by 0.6% to 71,679 ounces in the first nine months of 2023, compared with 71,231 ounces in the first nine months of 2022 at the Pinos Altos mine, primarily due to the higher volume of ore milled, partially offset by lower gold grades.
Production costs
Third Quarter of 2023 — Production costs at the Pinos Altos mine were $40.1 million in the third quarter of 2023, an increase of 16.3% compared with production costs of $34.5 million in the third quarter of 2022, primarily due to higher milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the increase in milling costs. Production costs per ounce increased when compared to the prior-year period due to higher milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods, partially offset by more ounces of gold produced in the current period.
First Nine Months of 2023 — Production costs at the Pinos Altos mine were $107.8 million in the first nine months of 2023, an increase of 0.8% compared with production costs of $106.9 million in the first nine months of 2022, primarily due to higher open pit mining and milling costs and the strengthening of the Mexican Peso relative to the US dollar between periods, partially offset by timing of inventory sales.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the increase in open pit mining and milling costs. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above and the strengthening of the Mexican Peso relative to the US dollar between periods.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne decreased when compared to the prior-year period due to higher volume of ore processed, partially offset by higher open pit mining and milling costs from higher input prices. Total cash costs per ounce increased when compared to the prior-year period due to higher open pit mining and milling costs and the stronger Mexican Peso relative to the US dollar between periods, partially offset by more ounces of gold produced in the period.
First Nine Months of 2023 — Minesite costs per tonne decreased when compared to the prior year period primarily due to higher volume of ore processed, partially offset by higher open pit mining and milling costs from higher input prices. Total cash costs per ounce decreased when compared to the prior year period for the same reasons outlined above and the stronger Mexican Peso relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
La India mine
	Three Months Ended		Nine Months Ended
La India Mine – Operating Statistics	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Tonnes of ore milled (thousands of tonnes)	970	1,045	2,510	3,964
Tonnes of ore milled per day	10,543	11,359	9,194	14,520
Gold grade (g/t)	1.10	0.72	0.86	0.59
Gold production (ounces)	22,269	16,285	56,423	58,003
Production costs per tonne	$29	$19	$29	$14
Minesite costs per tonne	$27	$19	$29	$14
Production costs per ounce of gold produced	$1,271	$1,246	$1,277	$956
Total cash costs per ounce of gold produced	$1,156	$1,196	$1,272	$966
Gold production
Third Quarter of 2023 — At the La India mine, gold production increased by 36.7% to 22,269 ounces in the third quarter of 2023, compared with 16,285 ounces in the third quarter of 2022, primarily due to higher gold grades, partially offset by fewer tonnes of ore placed.
First Nine Months of 2023 — Gold production decreased by 2.7% to 56,423 ounces in the first nine months of 2023, compared with 58,003 ounces in the first nine months of 2022 at the La India mine, primarily due to fewer tonnes of ore placed, partially offset by higher gold grades.
Production costs
Third Quarter of 2023 — Production costs at the La India mine were $28.3 million in the third quarter of 2023, an increase of 39.6% compared with production costs of $20.3 million in the third quarter of 2022, driven primarily by consumption of heap leach ore stockpiles, timing of inventory sales and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above and the lower volume of ore placed in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, partially offset by more ounces of gold produced in the current period.
First Nine Months of 2023 — Production costs at the La India mine were $72.1 million in the first nine months of 2023, an increase of 29.9% compared with production costs of $55.5 million in the first nine months of 2022, driven primarily by consumption of heap leach ore stockpiles and the strengthening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above and lower volume of ore placed in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above, and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce of gold produced
Third Quarter of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed in the current period. Total cash costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the period, partially offset by the strengthening of the Mexican Peso relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
First Nine Months of 2023 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the lower volume of ore placed in the current period. Total cash costs per ounce increased when compared to the prior year period primarily due to fewer ounces of gold produced in the current period and the strengthening of the Mexican Peso relative to the US dollar between periods.
Balance Sheet Review
(thousands of United States dollars)	As at September 30, 2023	As at December 31, 2022
Current assets	$2,192,169	$2,180,059
Non-current assets	27,033,512	21,314,749
Total assets	$29,225,681	$23,494,808
Current liabilities	$1,103,060	$946,422
Non-current liabilities	8,189,355	6,307,041
Total liabilities	$9,292,415	$7,253,463
Total assets of $29.2 billion at September 30, 2023 increased by 24.4%, or $5.7 billion, compared with total assets of $23.5 billion as at December 31, 2022. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill.
Total liabilities of $9.3 billion at September 30, 2023 increased by $2.0 billion compared with total liabilities of $7.3 billion at December 31, 2022. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, long-term debt and reclamation provisions.
Both total assets and total liabilities at September 30, 2023 increased compared with total assets and total liabilities at December 31, 2022 primarily due to the assets acquired and liabilities assumed as part of the Yamana Transaction.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first nine months of 2023, the Company put in place currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at September 30, 2023, the Company had outstanding currency derivative contracts related to $2,740.7 million of 2023, 2024 and 2025 expenditures (December 31, 2022 — $2,907.9 million) and diesel fuel derivative contracts related to 5.5 million gallons of heating oil (December 31, 2022 — 19.0 million).
Liquidity and Capital Resources
As at September 30, 2023, the Company’s cash and cash equivalents totaled $355.5 million compared with $658.6 million as at December 31, 2022. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Such investments with remaining maturities of greater than three months and less than one year at the time of purchase are classified as short-term investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) decreased to $1,089.1 million as at September 30, 2023, compared with $1,233.6 million as at December 31, 2022, primarily due a $303.1 million decrease in cash and cash equivalents, a $83.6 million increase in accounts payable and accrued liabilities and a

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
$82.1 million increase in current taxes payable, partially offset by an increase of $194.6 million in inventories and a $111.1 million increase in other current assets.
On April 7, 2023, Moody’s upgraded its credit rating outlook for the Company to “positive” from “stable”, while affirming the credit rating at Baa2. On June 20, 2023, Fitch Ratings affirmed its credit rating for Agnico Eagle at BBB+ with a Stable Outlook. These investment grade credit ratings reflect the Company’s strong business and credit profile, while maintaining low leverage and conservative financial policies and recognizing the benefits of the Company’s size and scale and operations in favorable mining jurisdictions.
Subject to various risks and uncertainties, including those set in this MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See Risk Profile in this MD&A.
Operating Activities
Cash provided by operating activities decreased to $502.1 million in the third quarter of 2023 compared with $575.4 million in the third quarter of 2022 primarily due to less favourable working capital movements between periods, partially offset by higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction and 11.7% higher realized gold prices in the current period.
Cash provided by operating activities increased to $1,873.7 million in the first nine months of 2023 compared with $1,716.1 million in the first nine months of 2022 primarily due to higher gold sales volume from the Canadian Malartic complex following the Yamana Transaction, higher gold sales from the Meadowbank complex and the Macassa mine and 6.2% higher realized gold prices in the current period. Contributing to the increase in cash from operating activities were reductions in other expenses, exploration and general and administrative expenses in the current period.
Investing Activities
Cash used in investing activities in the third quarter of 2023 of $435.7 million was comparable with $439.3 million of cash used in the third quarter of 2022. There was a $15.8 million decrease in capital expenditures between periods, partially offset by the Company’s contributions for the acquisition of mineral assets.
Cash used in investing activities increased to $2,284.6 million in the first nine months of 2023, compared with $297.8 million of cash used in investing activities in the first nine months of 2022, primarily due to $1,000.6 million in net cash consideration paid by the Company in the Yamana Transaction, $838.7 million in non-recurring cash acquired in 2022 due to the Merger and an increase of $91.0 million in capital expenditures between periods. The increase in capital expenditures between periods is primarily attributable to the increase at the Canadian Malartic complex following the Yamana Transaction and additions at the Meadowbank complex and the Detour mine.
In the first nine months of 2023, the Company purchased $52.1 million in equity securities and other investments compared with $36.8 million in the first nine months of 2022. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities decreased to $144.2 million in the third quarter of 2023, compared with $318.0 million used in the third quarter of 2022, primarily due to the repayment of senior notes and the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
repurchase of common shares in the prior period with no comparable transactions in the current period. The Company did not repurchase any shares under the NCIB in the third quarter of 2023. In the third quarter of 2022, the Company repurchased 999,320 common shares for $42.6 million at an average price of $42.67 under the NCIB.
Cash provided by financing activities increased to $109.8 million in the first nine months of 2023, compared with cash used in financing activities of $780.2 million in the first nine months of 2022, primarily due to $599.0 million in net proceeds received from the Term Loan Facility that were used to partially repay the revolving credit facility following the Yamana Transaction, a reduction of $125.0 million in senior note repayments between periods and $100.0 million in net proceeds from the revolving credit facility.
The Company issued common shares for net proceeds of $45.5 million in the first nine months of 2023, compared with $39.5 million in the first nine months of 2022, attributable to employee stock option plan exercises and issuances under the incentive share purchase plan and the dividend reinvestment plan.
During the first nine months of 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.74 under the NCIB. During the first nine months of 2022, the Company repurchased 1,452,320 common shares for $64.9 million at an average price of $44.69 under the NCIB.
On July 26, 2023, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on September 15, 2023 to holders of record of the common shares of the Company as of September 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2023, the Company paid dividends of $161.3 million compared to $160.1 million paid in the third quarter of 2022. In the first nine months of 2023, the Company paid dividends of $482.7 million, an increase of $18.0 million compared to $464.7 million paid in the first nine months of 2022. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
In the first nine months of 2023, the Company drew down $1.1 billion on its Credit Facility which was primarily used to finance the cash consideration portion of the Yamana Transaction and repaid $1.0 billion of the amount drawn. The repayment was partially funded by a $600.0 million drawdown on the Company’s Term Loan facility. In the first nine months of 2022, the Company drew down and repaid $100.0 million from the Credit Facility primarily to facilitate operating requirements. As at September 30, 2023, the Company’s outstanding balance under the Credit Facility was $100.0 million. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $1.0 million as at September 30, 2023, resulting in $1,099.0 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At September 30, 2023, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million and $75.0 million. As at September 30, 2023, the aggregate undrawn face amount of letters of credit under the LC Facilities was $641.9 million. Additionally, the Company has a standby letter of guarantee facility (the “Guarantee Facility”) with a Canadian financial institution providing for a $25.0 million uncommitted letter of guarantee facility. The aggregate undrawn face amount of guarantees under the guarantee facility at September 30, 2023 was $12.1 million.
As at September 30, 2023, the Company has indemnity agreements with three companies for the issuance of surety bonds of which $307.1 million of such surety bonds have been issued under these agreements.
The Company was in compliance with all covenants contained in the Credit Facility, Term Loan Facility, the LC Facilities, the Guarantee Facility, and the $1,250.0 million of guaranteed senior unsecured notes as at September 30, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The Company is subject to risks related to pandemics and other outbreaks of communicable diseases such as COVID-19, as well as the economic impacts that result therefrom. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation, is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in non-cash components of working capital. total cash costs per ounce of gold produced (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce of gold produced (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gain on the Yamana Transaction (defined below), impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, self-insurance losses, multi-year donations and integration costs). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses this measure to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and nine months ended September 30, 2023 and September 30, 2022.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022(i)	2023	2022(i)
		Restated		Restated
Net income for the period — basic	$178,606	$66,679	$2,322,318	$476,144
Dilutive impact of cash settling LTIP	(1,915)	137	(4,831)	535
Net income for the period — diluted	$176,691	$66,816	$2,317,487	$476,679
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Realized and unrealized loss on derivative financial instruments	34,010	162,374	1,038	174,463
Transaction costs and severance related to acquisitions	4,591	183	21,503	92,322
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Net loss on disposal of property plant and equipment	5,491	509	9,092	4,423
Other(ii)	5,152	3,785	3,175	1,624
Purchase price allocation to inventory(iii)	3,656	3,120	26,477	155,956
Income and mining taxes adjustments(iv)	(5,070)	1,302	(24,293)	(48,096)
Adjusted net income for the period — basic	$219,944	$222,473	$813,638	$829,075
Adjusted net income for the period — diluted	$218,029	$222,610	$808,807	$829,610
Net income per share — basic	$0.36	$0.15	$4.78	$1.10
Net income per share — diluted	$0.36	$0.15	$4.75	$1.10
Adjusted net income per share — basic	$0.44	$0.49	$1.67	$1.92
Adjusted net income per share — diluted	$0.44	$0.49	$1.66	$1.92

Notes:
(i)
The Company finalized the purchase price allocation of Kirkland during the year ended December 31, 2022 and adjustments were made retrospectively back to the acquisition date of February 8, 2022 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
Other adjustments are comprised of environmental remediation, integration costs and payments that relate to prior years that management considers are not reflective of the Company’s underlying performance in the period.

(iii)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired. The revalued inventory sold during the three months ended September 30, 2023 resulted in additional production costs of approximately $3.7 million ($2.2 million after tax) and for the nine months ended September 30, 2023, resulted in additional production costs of approximately $26.5 million ($15.9 million after tax). The revalued inventory sold during the three months ended September 30, 2022 resulted in additional production costs of approximately $3.1 million ($2.1 million after tax) and for the nine months ended September 30, 2022, resulted in additional production costs of approximately $156.0 million ($108.0 million after tax). These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income per share.

(iv)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Adjusted EBITDA removes the effects of certain non-recurring, unusual and other items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, revaluation gains and losses, impairment loss charges and reversals, environmental remediation, severance and transaction costs related to acquisitions, purchase price allocations to inventory, income and mining taxes adjustments as well as other items (which includes changes in estimates of asset retirement obligations at closed sites, gains and losses on the disposal of assets, self insurance losses, multi-year donations and integration costs).
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which are not reflective of operational performance. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor for the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2023 and September 30, 2022.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022(i)	2023	2022(i)
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Finance costs	35,704	19,278	94,989	62,892
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
Income and mining tax expense	92,706	149,310	360,833	376,367
EBITDA	722,010	518,753	3,878,355	1,724,424
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Realized and unrealized loss on derivative financial instruments	34,010	162,374	1,038	174,463
Transaction costs and severance related to acquisitions	4,591	183	21,503	92,322
Revaluation gain on Yamana Transaction	—	—	(1,543,414)	—
Net loss on disposal of property plant and equipment	5,491	509	9,092	4,423
Other(ii)	5,152	3,785	3,175	1,624
Purchase price allocation to inventory(iii)	3,656	3,120	26,477	155,956
Income and mining taxes adjustments(iv)	(5,070)	1,302	(24,293)	(48,906)
Adjusted EBITDA	$763,348	$674,547	$2,369,675	$2,076,545

Notes:
(i)
The Company finalized the purchase price allocation of Kirkland during the year ended December 31, 2022 and adjustments were made retrospectively back to the acquisition date of February 8, 2022 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
Other adjustments are comprised of environmental remediation, integration costs and payments that relate to prior years that management considers are not reflective of the Company’s underlying performance in the period.

(iii)
As part of the purchase price allocation in a business combination, the Company is required to determine the fair value of net assets acquired. The fair value of inventory acquired is estimated based on the selling cost less costs to be incurred plus a profit margin on those costs resulting in a fair value increase to the carrying value of inventories acquired. The revalued inventory sold during the

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
three months ended September 30, 2023 resulted in additional production costs of approximately $3.7 million ($2.2 million after tax) and for the nine months ended September 30, 2023, resulted in additional production costs of approximately $26.5 million ($15.9 million after tax). The revalued inventory sold during the three months ended September 30, 2022 resulted in additional production costs of approximately $3.1 million ($2.1 million after tax) and for the nine months ended September 30, 2022, resulted in additional production costs of approximately $156.0 million ($108.0 million after tax). These non-cash fair value adjustments which increased the cost of inventory sold during the period and are not representative of ongoing operations, were normalized from net income per share.
(iv)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding the effect of changes in non-cash components of working capital from free cash flow.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is helpful to investors so they can, understand and monitor the operating performance of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and nine months ended September 30, 2023 and September 30, 2022.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022(i)	2023	2022(i)
Cash provided by operating activities	$502,088	$575,438	$1,873,701	$1,716,136
Additions to property, plant and mine development	(419,832)	(435,659)	(1,228,387)	(1,137,406)
Free Cash Flow	82,256	139,779	645,314	578,730
Changes in trade receivables	$(2,572)	$24,295	$(8,037)	$(14,540)
Changes in income taxes	7,425	(47,834)	(81,980)	(4,503)
Changes in inventory	118,251	159,300	144,998	(8,742)
Changes in other current assets	6,099	(73,459)	94,984	44,406
Changes in accounts payable and accrued liabilities	49,432	(72,905)	(51,427)	(97,950)
Changes in interest payable	(12,067)	(6,471)	(1,760)	(4,476)
Free cash flow before changes in non-cash components of working capital	$248,824	$122,705	$742,092	$492,925

Notes:
(i)
The Company finalized the purchase price allocation of Kirkland during the year ended December 31, 2022 and adjustments were

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
made retrospectively to the acquisition date of February 8, 2022 and the comparative amounts above have been adjusted accordingly. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.
Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne
The total cash costs per ounce of gold produced (also referred to as total cash costs per ounce) is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection to the Merger (as defined below) or acquisitions to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid respect of the Detour Lake mine, a 1.5% in-kind royalty paid respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as “other adjustments” and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, considering the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation in the comparative period data and for the Canadian Malartic complex in the three and nine months ended September 30, 2023. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Management uses these measures to, and believes they are helpful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with gold production and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures also does not include depreciation or amortization.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash cost per ounce of gold produced is reported on a by-product basis. Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold (ii) the Company mines ore, which contains gold, silver,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produce (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful measure for investors as it provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.
The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022	2023	2022
LaRonde mine	$66,477	$83,911	$170,153	$163,701
LaRonde Zone 5 mine	18,715	18,066	62,702	51,932
LaRonde complex	85,192	101,977	232,855	215,633
Canadian Malartic complex(i)	125,455	58,516	326,936	171,858
Goldex mine	28,805	26,297	84,800	79,044
Meliadine mine	89,210	71,830	249,221	236,895
Meadowbank complex	133,919	109,905	381,411	313,989
Kittila mine	58,569	51,622	155,200	154,388
Detour Lake mine	106,396	113,736	333,214	371,130
Macassa mine	35,864	33,533	112,368	98,848
Fosterville mine	27,539	34,214	99,969	170,518
Pinos Altos mine	40,147	34,513	107,778	106,922
Creston Mascota mine	—	644	—	1,743
La India mine	28,315	20,286	72,056	55,476
Production costs per the condensed interim consolidated statements of income	$759,411	$657,073	$2,155,808	$1,976,444

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		49,303		63,573		167,471		221,858
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$66,477	$1,348	$83,911	$1,320	$170,153	$1,016	$163,701	$738
Inventory adjustments(ii)	(16,200)	(328)	(28,982)	(452)	(2,666)	(16)	2,691	12
Realized gains and losses on hedges of production costs	317	6	2,052	32	2,165	13	1,440	6
Other adjustments(v)	4,178	85	3,986	63	14,081	84	10,827	49
Cash operating costs (co-product basis)	$54,772	$1,111	$60,967	$963	$183,733	$1,097	$178,659	$805
By-product metal revenues	(11,627)	(236)	(11,916)	(190)	(41,316)	(247)	(47,777)	(215)
Cash operating costs (by-product basis)	$43,145	$875	$49,051	$773	$142,417	$850	$130,882	$590
LaRonde mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				365				416				1,101				1,293
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$66,477		$182		$83,911		$202		$170,153		$155		$163,701		$127
Production costs (C$)	C$	89,228	C$	244	C$	109,561	C$	264	C$	228,662	C$	208	C$	210,893	C$	163
Inventory adjustments (C$)(ii)		(19,881)		(54)		(37,841)		(91)		(1,455) (1)		372		—
Other adjustments (C$)(v)		(2,752)		(8)		(2,328)		(6)		(9,195)		(9)		(9,205)		(7)
Minesite operating costs (C$)	C$	66,595	C$	182	C$	69,392	C$	167	C$	218,012	C$	198	C$	202,060	C$	156
LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		15,193		19,048		53,412		54,310
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$18,715	$1,232	$18,066	$948	$62,702	$1,174	$51,932	$956
Inventory adjustments(ii)	134	9	(16)	(1)	(127)	(2)	799	15
Realized gains and losses on hedges of production costs	106	7	478	25	722	13	335	6
Other adjustments(v)	753	49	33	2	1,864	35	82	2
Cash operating costs (co-product basis)	$19,708	$1,297	$18,561	$974	$65,161	$1,220	$53,148	$979
By-product metal revenues	(152)	(10)	(35)	(1)	(698)	(13)	(154)	(3)
Cash operating costs (by-product basis)	$19,556	$1,287	$18,526	$973	$64,463	$1,207	$52,994	$976
LaRonde Zone 5 mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				262				295				894				865
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$18,715		$71		$18,066		$61		$62,702		$70		$51,932		$60
Production costs (C$)	C$	25,082	C$	96	C$	23,505	C$	80	C$	84,347	C$	94	C$	66,532	C$	77
Inventory adjustments (C$)(ii)		234		—		160		—		(175)		—		1,259		1
Minesite operating costs (C$)	C$	25,316	C$	96	C$	23,665	C$	80	C$	84,172	C$	94	C$	67,791	C$	78

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
LaRonde complex Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		64,496		82,621		220,883		276,168
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$85,192	$1,321	$101,977	$1,234	$232,855	$1,054	$215,633	$781
Inventory adjustments(ii)	(16,066)	(249)	(28,998)	(351)	(2,793)	(13)	3,490	13
Realized gains and losses on hedges of production costs	423	7	2,530	31	2,887	13	1,775	6
Other adjustments(v)	4,931	76	4,019	49	15,945	73	10,909	39
Cash operating costs (co-product basis)	$74,480	$1,155	$79,528	$963	$248,894	$1,127	$231,807	$839
By-product metal revenues	(11,779)	(183)	(11,951)	(145)	(42,014)	(190)	(47,931)	(173)
Cash operating costs (by-product basis)	$62,701	$972	$67,577	$818	$206,880	$937	$183,876	$666
LaRonde complex Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				627				711				1,995				2,158
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$85,192		$136		$101,977		$143		$232,855		$117		$215,633		$100
Production costs (C$)	C$	114,310	C$	182	C$	133,066	C$	187	C$	313,009	C$	157	C$	277,425	C$	128
Inventory adjustments (C$)(ii)		(19,647)		(31)		(37,681)		(53)		(1,630)		(1)		1,631		1
Other adjustments (C$)(v)		(2,752)		(4)		(2,328)		(3)		(9,195)		(5)		(9,205)		(4)
Minesite operating costs (C$)	C$	91,911	C$	147	C$	93,057	C$	131	C$	302,184	C$	151	C$	269,851	C$	125
Canadian Malartic complex Per Ounce of Gold Produced(i)	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		177,243		75,262		435,683		242,957
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$125,455	$708	$58,516	$777	$326,936	$750	$171,858	$707
Inventory adjustments(ii)	6,994	39	(2,445)	(32)	7,532	17	422	2
Purchase price allocation to inventory(iv)	(3,626)	(20)	—	—	(26,447)	(61)	—	—
Other adjustments(v)	15,414	87	6,737	90	40,631	94	22,851	94
Cash operating costs (co-product basis)	$144,237	$814	$62,808	$835	$348,652	$800	$195,131	$803
By-product metal revenues	(1,551)	(9)	(1,067)	(15)	(4,758)	(11)	(3,972)	(16)
Cash operating costs (by-product basis)	$142,686	$805	$61,741	$820	$343,894	$789	$191,159	$787
Canadian Malartic complex Per Tonne(i)	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				4,911				2,484				12,055				7,295
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$125,455		$26		$58,516		$24		$326,936		$27		$171,858		$24
Production costs (C$)	C$	168,339	C$	34	C$	75,515	C$	30	C$	440,001	C$	36	C$	218,224	C$	30
Inventory adjustments (C$)(ii)		9,569		2		(2,980)		(1)		10,820		1		694		—
Purchase price allocation to inventory(C$)(iv)		(3,904)		(1)		—		—		(34,555)		(3)		—		—
Other adjustments (C$)(v)		20,081		4		8,705		4		53,505		5		28,933		4
Minesite operating costs (C$)	C$	194,085	C$	39	C$	81,240	C$	33	C$	469,771	C$	39	C$	247,851	C$	34

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Goldex mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		35,880		33,889		107,619		105,211
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$28,805	$803	$26,297	$776	$84,800	$788	$79,044	$751
Inventory adjustments(ii)	439	12	6	—	(16)	—	694	7
Realized gains and losses on hedges of production costs	207	6	909	27	1,419	13	638	6
Other adjustments(v)	47	1	60	2	149	1	155	1
Cash operating costs (co-product basis)	$29,498	$822	$27,272	$805	$86,352	$802	$80,531	$765
By-product metal revenues	(13)	—	(10)	(1)	(38)	—	(31)	—
Cash operating costs (by-product basis)	$29,485	$822	$27,262	$804	$86,314	$802	$80,500	$765
Goldex mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				756				710				2,215				2,192
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$28,805		$38		$26,297		$37		$84,800		$38		$79,044		$36
Production costs (C$)	C$	38,656	C$	51	C$	34,381	C$	48	C$	114,142	C$	52	C$	101,552	C$	46
Inventory adjustments (C$)(ii)		625		1		101		1		(35)		—		1,016		1
Minesite operating costs (C$)	C$	39,281	C$	52	C$	34,482	C$	49	C$	114,107	C$	52	C$	102,568	C$	47
Meliadine mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		89,707		91,201		267,856		269,477
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$89,210	$994	$71,830	$788	$249,221	$930	$236,895	$879
Inventory adjustments(ii)	(2,334)	(26)	(1,601)	(18)	12,518	47	(1,640)	(6)
Realized gains and losses on hedges of production costs	299	3	758	8	(64)	—	(1,437)	(5)
Other adjustments(v)	59	1	80	1	46	—	243	1
Cash operating costs (co-product basis)	$87,234	$972	$71,067	$779	$261,721	$977	$234,061	$869
By-product metal revenues	(138)	(1)	(167)	(2)	(477)	(2)	(572)	(3)
Cash operating costs (by-product basis)	$87,096	$971	$70,900	$777	$261,244	$975	$233,489	$866
Meliadine mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				470				401				1,407				1,282
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$89,210		$190		$71,830		$179		$249,221		$177		$236,895		$185
Production costs (C$)	C$	119,181	C$	254	C$	91,628	C$	229	C$	333,896	C$	237	C$	300,553	C$	235
Inventory adjustments (C$)(ii)		(2,555)		(6)		(1,286)		(3)		17,051		12		(1,002)		(1)
Minesite operating costs (C$)	C$	116,626	C$	248	C$	90,342	C$	226	C$	350,947	C$	249	C$	299,551	C$	234

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Meadowbank complex Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		116,555		122,994		322,440		279,457
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$133,919	$1,149	$109,905	$894	$381,411	$1,183	$313,989	$1,124
Inventory adjustments(ii)	9,165	78	6,231	50	2,463	8	12,302	44
Realized gains and losses on hedges of production costs	115	1	(1,084)	(9)	(3,502)	(11)	(4,758)	(17)
Operational care & maintenance due to COVID-19(iii)	—	—	—	—	—	—	(1,436)	(6)
Other adjustments(v)	101	1	(27)	—	50	—	13	—
Cash operating costs (co-product basis)	$143,300	$1,229	$115,025	$935	$380,422	$1,180	$320,110	$1,145
By-product metal revenues	(573)	(4)	(687)	(5)	(2,121)	(7)	(1,569)	(5)
Cash operating costs (by-product basis)	$142,727	$1,225	$114,338	$930	$378,301	$1,173	$318,541	$1,140
Meadowbank complex Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				1,077				1,031				2,905				2,816
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$133,919		$124		$109,905		$107		$381,411		$131		$313,989		$112
Production costs (C$)	C$	179,597	C$	167	C$	139,317	C$	135	C$	509,982	C$	176	C$	398,445	C$	141
Inventory adjustments (C$)(ii)		12,457		11		8,799		9		3,599		1		16,696		6
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		—		—		—		—		(1,793)		—
Minesite operating costs (C$)	C$	192,054	C$	178	C$	148,116	C$	144	C$	513,581	C$	177	C$	413,348	C$	147
Kittila mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		59,408		61,901		173,230		172,223
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$58,569	$986	$51,622	$834	$155,200	$896	$154,388	$896
Inventory adjustments(ii)	(2,439)	(41)	(2,464)	(40)	305	2	(6,419)	(37)
Realized gains and losses on hedges of production costs	(788)	(13)	3,076	50	(2,346)	(14)	5,296	31
Other adjustments(v)	(20)	(1)	18	—	(1,293)	(7)	111	1
Cash operating costs (co-product basis)	$55,322	$931	$52,252	$844	$151,866	$877	$153,376	$891
By-product metal revenues	(51)	(1)	(52)	(1)	(213)	(2)	(219)	(2)
Cash operating costs (by-product basis)	$55,271	$930	$52,200	$843	$151,653	$875	$153,157	$889
Kittila mine Per Tonne	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)		527		487		1,440		1,504
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$58,569	$111	$51,622	$106	$155,200	$108	$154,388	$103
Production costs (€)	€53,071	€101	€50,526	€104	€144,073	€100	€143,984	€96
Inventory adjustments (€)(ii)	(960)	(2)	(1,932)	(4)	(128)	—	(4,861)	(4)
Minesite operating costs (€)	€52,111	€99	€48,594	€100	€143,945	€100	€139,123	€92

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Detour Lake mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		152,762		175,487		483,971		471,445
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$106,396	$696	$113,736	$648	$333,214	$688	$371,130	$787
Inventory adjustments(ii)	3,705	24	4,621	26	3,537	7	(8,012)	(17)
Realized gains and losses on hedges of production costs	(1,530)	(10)	—	—	4,565	10	—	—
Purchase price allocation to inventory(iv)	—	—	(3,120)	(18)	—	—	(71,957)	(152)
Other adjustments(v)	7,063	47	6,799	39	24,048	50	18,388	39
Cash operating costs (co-product basis)	$115,634	$757	$122,036	$695	$365,364	$755	$309,549	$657
By-product metal revenues	(288)	(2)	(736)	(4)	(1,475)	(3)	(2,956)	(7)
Cash operating costs (by-product basis)	$115,346	$755	$121,300	$691	$363,889	$752	$306,593	$650
Detour Lake mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				5,630				6,505				18,827				16,294
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$106,396		$19		$113,736		$17		$333,214		$18		$371,130		$23
Production costs (C$)	C$	142,461	C$	25	C$	148,903	C$	23	C$	448,014	C$	24	C$	476,142	C$	29
Inventory adjustments (C$)(ii)		(8,125)		(1)		6,808		1		4,747		—		(9,059)		(1)
Purchase price allocation to inventory (C$)(iv)		—		—		(4,809)		(1)		—		—		(92,317)		(6)
Other adjustments (C$)(v)		8,339		1		8,938		2		28,485		2		23,687		2
Minesite operating costs (C$)	C$	142,675	C$	25	C$	159,840	C$	25	C$	481,246	C$	26	C$	398,453	C$	24
Macassa mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		46,792		51,775		167,951		137,525
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$35,864	$766	$33,533	$648	$112,368	$669	$98,848	$719
Inventory adjustments(ii)	1,870	40	599	12	397	2	(548)	(4)
Realized gains and losses on hedges of production costs	334	7	—	—	2,283	14	—	—
Purchase price allocation to inventory(iv)	—	—	—	—	—	—	(10,326)	(75)
Other adjustments(v)	1,376	30	1,634	31	6,133	37	2,922	21
Cash operating costs (co-product basis)	$39,444	$843	$35,766	$691	$121,181	$722	$90,896	$661
By-product metal revenues	(107)	(2)	(89)	(2)	(483)	(3)	(276)	(2)
Cash operating costs (by-product basis)	$39,337	$841	$35,677	$689	$120,698	$719	$90,620	$659
Macassa mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				112				75				311				210
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$35,864		$320		$33,533		$447		$112,368		$361		$98,848		$470
Production costs (C$)	C$	48,508	C$	435	C$	43,781	C$	588	C$	151,744	C$	488	C$	126,822	C$	605
Inventory adjustments (C$)(ii)		2,834		25		1,047		14		758		2		(319)		(2)
Purchase price allocation to inventory (C$)(iv)		—		—		(120)		(2)		—		—		(13,248)		(63)
Other adjustments (C$)(v)		1,754		16		2,090		28		8,045		26		3,747		19
Minesite operating costs (C$)	C$	53,096	C$	476	C$	46,798	C$	628	C$	160,547	C$	516	C$	117,002	C$	559

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Fosterville mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		59,790		81,801		228,161		249,693
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$27,539	$461	$34,214	$418	$99,969	$438	$170,518	$683
Inventory adjustments(ii)	1,093	18	1,424	18	(1,792)	(8)	(5,385)	(22)
Realized gains and losses on hedges of production costs	1,101	18	—	—	1,778	8	—	—
Purchase price allocation to inventory(iv)	—	—	—	—	—	—	(73,674)	(295)
Other adjustments(v)	7	—	—	—	46	—	—	—
Cash operating costs (co-product basis)	$29,740	$497	$35,638	$436	$100,001	$438	$91,459	$366
By-product metal revenues	(119)	(2)	(88)	(1)	(397)	(1)	(401)	(1)
Cash operating costs (by-product basis)	$29,621	$495	$35,550	$435	$99,604	$437	$91,058	$365
Fosterville mine Per Tonne	Three Months Ended September 30, 2023				Three Months Ended September 30, 2022				Nine Months Ended September 30, 2023				Nine Months Ended September 30, 2022
Tonnes of ore milled (thousands of tonnes)				144				172				468				385
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$27,539		$191		$34,214		$199		$99,969		$214		$170,518		$443
Production costs (A$)	A$	42,194	A$	291	A$	52,840	A$	306	A$	150,656	A$	322	A$	241,880	A$	627
Inventory adjustments (A$)(ii)		1,818		13		2,178		13		(2,539)		(6)		(7,231)		(19)
Purchase price allocation to inventory (A$)(iv)		—		—		(2,329)		(14)		—		—		(104,507)		(268)
Minesite operating costs (A$)	A$	44,012	A$	304	A$	52,689	A$	305	A$	148,117	A$	316	A$	130,142	A$	340
Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		25,386		23,041		71,679		71,231
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$40,147	$1,581	$34,513	$1,498	$107,778	$1,504	$106,922	$1,501
Inventory adjustments(ii)	1,225	48	360	16	1,738	24	(1,796)	(25)
Realized gains and losses on hedges of production costs	(922)	(36)	(156)	(7)	(2,065)	(29)	(703)	(10)
Other adjustments(v)	324	13	298	13	902	13	923	13
Cash operating costs (co-product basis)	$40,774	$1,606	$35,015	$1,520	$108,353	$1,512	$105,346	$1,479
By-product metal revenues	(7,527)	(296)	(5,171)	(225)	(19,754)	(276)	(16,516)	(232)
Cash operating costs (by-product basis)	$33,247	$1,310	$29,844	$1,295	$88,599	$1,236	$88,830	$1,247
Pinos Altos mine Per Tonne	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore processed (thousands of tonnes)		450		378		1,215		1,128
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$40,147	$89	$34,513	$91	$107,778	$89	$106,922	$95
Inventory and other adjustments(ii)	(1,984)	(4)	360	1	(327)	(1)	(1,796)	(2)
Minesite operating costs	$38,163	$85	$34,873	$92	$107,451	$88	$105,126	$93

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		141		538		550		2,179
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$644	$1,197	$—	$—	$1,743	$800
Inventory adjustments(ii)	—	—	(30)	(57)	—	—	(57)	(26)
Other adjustments(v)	—	—	15	27	—	—	63	29
Cash operating costs (co-product basis)	$—	$—	$629	$1,167	$—	$—	$1,749	$803
By-product metal revenues	—	—	12	21	—	—	(128)	(59)
Cash operating costs (by-product basis)	$—	$—	$641	$1,188	$—	$—	$1,621	$744
Creston Mascota mine Per Tonne(vi)	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
	(thousands)	$(per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$—	$—	$644	$—	$—	$—	$1,743	$—
Inventory adjustments(ii)	—	—	(30)	—	—	—	(57)	—
Other adjustments(v)	—	—	(614)	—	—	—	(1,686)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—
La India mine Per Ounce of Gold Produced	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Gold production (ounces)		22,269		16,285		56,423		58,003
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$28,315	$1,271	$20,286	$1,246	$72,056	$1,277	$55,476	$956
Inventory adjustments(ii)	(2,319)	(103)	(721)	(44)	447	8	1,411	25
Other adjustments(v)	139	6	150	9	402	7	523	9
Cash operating costs (co-product basis)	$26,135	$1,174	$19,715	$1,211	$72,905	$1,292	$57,410	$990
By-product metal revenues	(395)	(18)	(240)	(15)	(1,117)	(20)	(1,399)	(24)
Cash operating costs (by-product basis)	$25,740	$1,156	$19,475	$1,196	$71,788	$1,272	$56,011	$966
La India mine Per Tonne	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022		Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
Tonnes of ore processed (thousands of tonnes)		970		1,045		2,510		3,964
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$28,315	$29	$20,286	$19	$72,056	$29	$55,476	$14
Inventory adjustments(ii)	(2,319)	(2)	(721)	—	447	—	1,411	—
Minesite operating costs	$25,996	$27	$19,565	$19	$72,503	$29	$56,887	$14

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company’s mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company’s effort to prevent or curtail community transmission of COVID-19. These costs were previously classified as “other adjustments” and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
(iv)
On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa, and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic complex as part of the purchase price allocation.

(v)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining, and marketing charges to production costs.

(vi)
The Creston Mascota mine’s cost calculations per tonne for the three and nine months ended September 30, 2022 excludes approximately $0.6 and $1.7 million of production costs, incurred during the period, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

All-in Sustaining Costs per Ounce of Gold Produced
AISC per ounce of gold produced (also referred to as all-in sustaining cost per ounce) on a by-product basis is used to reflect the Company’s total sustaining expenditures of producing and selling an ounce of gold while maintaining the Company’s current operations. AISC per ounce is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. The Company believes AISC per ounce is useful to help investors understand the costs associated with producing gold, assessing operating performance and the ability to generate free cashflow and overall value. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization. In this MD&A, unless otherwise indicated, AISC per ounce of gold produced is reported on a by-product basis.
The World Gold Council (“WGC”) is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the all-in sustaining costs per ounce of gold produced measure is voluntary and, notwithstanding the Company’s adoption of the WGC’s guidance, all-in sustaining costs per ounce of gold produced reported by the Company may not be comparable to data reported by other gold producers. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
The following tables set out a reconciliation of production costs to the Company’s use of the non-GAAP measure all-in sustaining costs per ounce of gold produced for the three and nine months ended September 30, 2023 and September 30, 2022 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced
	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce of gold produced, except where noted)	2023	2022	2023	2022
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$759,411	$657,073	$2,155,808	$1,976,444
Gold production (ounces)	850,429	816,794	2,536,445	2,335,569
Production costs per ounce of adjusted gold production	$893	$804	$850	$846
Adjustments:
Inventory adjustments(i)	2	(27)	10	(2)
Purchase price allocation to inventory(ii)	(4)	(4)	(10)	(67)
Realized gains and losses on hedges of production costs	(1)	7	2	—
Other(iii)	34	24	33	24
Total cash costs per ounce of gold produced (co-product basis)	$924	$804	$885	$801
By-product metal revenues	(26)	(25)	(28)	(32)
Total cash costs per ounce of gold produced (by-product basis)	$898	$779	$857	$769
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	248	252	234	214
General and administrative expenses (including stock option expense)	45	61	53	71
Non-cash reclamation provision and sustaining leases(iv)	19	14	18	13
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,210	$1,106	$1,162	$1,067
By-product metal revenues	26	25	28	32
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,236	$1,131	$1,190	$1,099

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
On February 8, 2022, the Company completed the Merger and this adjustment reflects the fair value allocated to inventory at the Detour Lake, Macassa and Fosterville mines as part of the purchase price allocation. On March 31, 2023, the Company completed Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic complex as part of the purchase price allocation.

(iii)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic complex, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(iv)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. The Company believes that operating margin is a useful measure that reflects the operating performance associated with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead (including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses). This measure is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the company adds the following items to the operating margin: Income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gains

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
and impairment losses (reversals). Management uses this measure internally for planning purposes and to forecast future operating results. The Company believes that operating margin is a useful measure that reflects the operating performance of the Company with the ongoing production and sale of gold and by-product metals without allocating company-wide overhead. This measure is intended to provide investors with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. See Summary of Operations Key Performance Indicators.
Sustaining Capital Expenditures and Development Capital Expenditures
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production. This measure includes expenditures on assets so that they retain their existing productive capacity as well as expenditures that enhance performance and reliability of the operations. Development capital expenditures are expenditures incurred at new projects and expenditures at existing operations that are undertaken with the intention to increase net present value through higher production levels or extensions of mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. Management believes that the distinction between sustaining and development capital expenditures is useful to investors as sustaining capital expenditures are a key component in the calculation of AISC per ounce. While the Company follows the WGC guidance in its classification of capital expenditures into sustaining or development, the classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Prepared in accordance with International Financial Reporting Standards)
For the Three and Nine Months Ended September 30, 2023
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2023	2022	2023	2022
LaRonde mine	17,937	24,890	50,938	66,674
LaRonde Zone 5 mine	3,462	1,669	6,884	6,986
Canadian Malartic complex(i)	21,549	23,199	72,219	50,279
Goldex mine	6,476	4,814	14,936	18,000
Meliadine mine	23,241	17,509	54,031	42,694
Meadowbank complex	29,101	21,392	100,356	45,563
Hope Bay mine	—	—	147	3,604
Kittila mine	10,733	11,478	33,026	34,296
Detour Lake mine	68,680	68,898	182,642	155,514
Macassa mine	13,597	7,216	29,141	20,740
Fosterville mine	10,057	14,513	25,324	36,818
Pinos Altos mine	6,442	6,137	23,099	18,168
La India mine	23	5,041	100	7,170
Sustaining capital expenditures	211,298	206,756	592,843	506,506
LaRonde mine	10,701	15,773	32,461	42,959
LaRonde Zone 5 mine	7,485	3,703	18,832	10,404
Canadian Malartic complex(i)	39,141	33,815	119,080	85,902
Goldex mine	3,514	8,315	21,641	21,371
Akasaba mine	7,990	—	27,065	—
Meliadine mine	37,736	37,280	92,890	72,785
Meadowbank complex	—	277	—	1,387
Amaruq Underground Project	47	16,710	357	50,392
Hope Bay mine	1,099	7,167	4,298	9,135
Kittila mine	5,045	11,342	26,287	36,846
Detour Lake mine	41,568	44,988	106,233	116,248
Macassa mine	23,036	20,736	75,109	64,177
Fosterville mine	13,798	11,217	36,202	30,970
Pinos Altos mine	594	6,258	5,080	20,067
La India mine	—	1,471	—	5,791
Other	3,374	2,263	5,829	4,786
Development capital expenditures	195,128	221,315	571,364	573,220
Total capital expenditures	406,426	428,071	1,164,207	1,079,726
Working capital adjustments	13,406	7,588	64,180	57,680
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	419,832	435,659	1,228,387	1,137,406

Note:
(i)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022(i)	2023	2022(i)
Net income — key line items:
Revenue from mine operations
LaRonde mine	$126,899	$161,091	$362,984	$435,322
LaRonde Zone 5 mine	33,290	38,203	99,370	96,591
Canadian Malartic complex(iii)	320,044	131,421	793,989	428,526
Goldex mine	68,467	58,672	209,802	190,193
Meliadine mine	180,344	155,299	507,057	501,383
Meadowbank complex	210,843	206,997	616,512	473,927
Hope Bay project	—	—	—	144
Kittila mine	113,729	110,384	332,616	326,872
Detour Lake mine	288,156	284,570	911,819	884,863
Macassa mine	85,407	87,827	316,145	252,075
Fosterville mine	116,916	137,671	454,291	506,273
Pinos Altos mine	54,390	45,543	156,227	148,870
Creston Mascota mine	—	1,131	—	4,049
La India mine	43,926	30,888	109,457	107,355
Revenues from mining operations	1,642,411	1,449,697	4,870,269	4,356,443
Production costs	759,411	657,073	2,155,808	1,976,444
Total operating margin(ii)	883,000	792,624	2,714,461	2,379,999
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
Revaluation gain(iv)	—	—	(1,543,414)	—
Exploration, corporate and other	196,694	293,149	474,509	718,467
Income before income and mining taxes	271,312	215,989	2,683,151	852,511
Income and mining taxes expense	92,706	149,310	360,833	376,367
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Net income per share — basic	$0.36	$0.15	$4.78	$1.10
Net income per share — diluted	$0.36	$0.15	$4.75	$1.10
Cash flows:
Cash provided by operating activities	$502,088	$575,438	$1,873,701	$1,716,136
Cash used in investing activities	$(435,666)	$(439,296)	$(2,284,613)	$(297,773)
Cash (used in) provided by financing activities	$(144,239)	$(317,985)	$109,843	$(780,150)
Realized prices:
Gold (per ounce)	$1,928	$1,726	$1,933	$1,821
Silver (per ounce)	$23.55	$18.67	$23.66	$21.68
Zinc (per tonne)	$2,360	$3,435	$2,746	$3,623
Copper (per tonne)	$8,223	$5,674	$8,740	$8,438
Payable production(v):
Gold (ounces):
LaRonde mine	49,303	63,573	167,471	221,858
LaRonde Zone 5 mine	15,193	19,048	53,412	54,310
Canadian Malartic complex(iii)	177,243	75,262	435,683	242,957
Goldex mine	35,880	33,889	107,619	105,211
Meliadine mine	89,707	91,201	267,856	269,477
Meadowbank complex	116,555	122,994	322,440	279,457
Kittila mine	59,408	61,901	173,230	172,223
Detour Lake mine	152,762	175,487	483,971	471,445

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022(i)	2023	2022(i)
Macassa mine	46,792	51,775	167,951	137,525
Fosterville mine	59,790	81,801	228,161	249,693
Pinos Altos mine	25,386	23,041	71,679	71,231
Creston Mascota mine	141	538	550	2,179
La India mine	22,269	16,285	56,423	58,003
Total gold (ounces)	850,429	816,795	2,536,446	2,335,569
Silver (thousands of ounces)	589	553	1,753	1,750
Zinc (tonnes)	1,420	2,108	6,318	5,745
Copper (tonnes)	659	653	1,935	2,200
Payable metal sold(vi):
Gold (ounces):
LaRonde mine	62,413	89,667	172,495	221,930
LaRonde Zone 5 mine	17,748	22,304	52,132	53,437
Canadian Malartic complex(iii)	164,974	75,067	405,040	232,495
Goldex mine	35,517	34,019	108,548	104,584
Meliadine mine	93,426	89,652	262,165	274,778
Meadowbank complex	108,579	119,531	317,584	262,023
Hope Bay mine	—	—	—	98
Kittila mine	58,540	63,813	171,060	179,806
Detour Lake mine	149,747	164,300	473,322	484,654
Macassa mine	44,400	50,739	164,430	138,319
Fosterville mine	60,750	79,458	235,250	274,585
Pinos Altos mine	24,543	23,436	71,134	72,953
Creston Mascota mine	—	650	—	2,104
La India mine	22,460	17,610	56,343	57,925
Total gold (ounces)	843,097	830,246	2,489,503	2,359,691
Silver (thousands of ounces)	571	598	1,720	1,769
Zinc (tonnes)	2,108	2,099	6,982	4,812
Copper (tonnes)	657	647	1,938	2,196
Total cash costs per ounce of gold produced — co-product basis(vii):
LaRonde mine	$1,111	$963	$1,097	$805
LaRonde Zone 5 mine	1,297	974	1,220	979
Canadian Malartic complex(iii)	814	835	800	803
Goldex mine	822	805	802	765
Meliadine mine	972	779	977	869
Meadowbank complex	1,229	935	1,180	1,145
Kittila mine	931	844	877	891
Detour Lake mine	757	695	755	657
Macassa mine	843	691	722	661
Fosterville mine	497	436	438	366
Pinos Altos mine	1,606	1,520	1,512	1,479
Creston Mascota mine	—	1,167	—	803
La India mine	1,174	1,211	1,292	990
Weighted average total cash costs per ounce of gold produced	$924	$804	$885	$801

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022(i)	2023	2022(i)
Total cash costs per ounce of gold produced — by-product basis(vii):
LaRonde mine	$875	$773	$850	$590
LaRonde Zone 5 mine	1,287	973	1,207	976
Canadian Malartic complex(iii)	805	820	789	787
Goldex mine	822	804	802	765
Meliadine mine	971	777	975	866
Meadowbank complex	1,225	930	1,173	1,140
Kittila mine	930	843	875	889
Detour Lake mine	755	691	752	650
Macassa mine	841	689	719	659
Fosterville mine	495	435	437	365
Pinos Altos mine	1,310	1,295	1,236	1,247
Creston Mascota mine	—	1,188	—	744
La India mine	1,156	1,196	1,272	966
Weighted average total cash costs per ounce of gold produced	$898	$779	$857	$769

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Merger.

(ii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.

(iii)
The information set out in this table reflects the Company’s 50% interest in the Canadian Malartic complex up to and including March 30, 2023 and 100% interest thereafter.

(iv)
Revaluation gain on the 50% interest the Company owned in Canadian Malartic complex prior to the Yamana Transaction.

(v)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi)
The Canadian Malartic complex’s payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine’s payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine’s payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

(vii)
The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne and Note to Investors Concerning Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended
	December 31, 2021(i)	March 31, 2022(i)	June 30, 2022(i)	September 30, 2022(i)	December 31, 2022	March 31, 2023(ii)	June 30, 2023(ii)	September 30, 2023(ii)
Operating margin(iii):
Revenues from mining operations	$951,531	$1,325,688	$1,581,058	$1,449,697	$1,384,719	$1,509,661	$1,718,197	$1,642,411
Production costs	467,068	661,735	657,636	657,073	666,877	653,144	743,253	759,411
Total operating margin(iii)	484,463	663,953	923,422	792,624	717,842	856,517	974,944	883,000
Impairment loss	—	—	—	—	55,000	—	—	—
Amortization of property, plant and mine development	191,619	255,644	269,891	283,486	285,670	303,959	381,262	414,994
Revaluation gain	—	—	—	—	—	(1,543,414)	—	—
Exploration, corporate and other	103,623	228,638	196,680	293,149	114,260	150,473	127,342	196,694
Income before income and mining taxes	189,221	179,671	456,851	215,989	262,912	1,945,499	466,340	271,312
Income and mining taxes expense	87,863	60,595	166,462	149,311	68,806	128,608	139,519	92,706
Net income for the period	$101,358	$119,076	$290,389	$66,678	$194,106	$1,816,891	$326,821	$178,606
Net income per share — basic	$0.41	$0.31	$0.64	$0.15	$0.43	$3.87	$0.66	$0.36
Net income per share — diluted	$0.41	$0.31	$0.63	$0.15	$0.43	$3.86	$0.66	$0.36
Cash flows:
Cash provided by operating activities	$262,114	$507,432	$633,266	$575,438	$380,500	$649,613	$722,000	$502,088

Notes:
(i)
Certain previously reported line items for quarters ended in 2021 have been restated to reflect the final purchase price allocation of the February 2, 2021 acquisition of TMAC and to reflect the retrospective application of amendments to IAS 16. Certain previously reported line items for quarters ended in 2022 have been restated to reflect the final purchase price allocation of the Merger.

(ii)
Includes the preliminary purchase price allocation for the Yamana Transaction which is subject to change.

(iii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

Commitments and Contingencies
Material contractual commitments and contingencies have been set out in notes 27 and 28 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2022 and in note 19 of these condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2022 annual audited consolidated financial statements.
Significant Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
Forward Looking Statements
Certain statements contained in this MD&A referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include statements regarding the following:
•
the Company’s outlook for 2023 and future periods, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, cash flows;

•
future earnings and the sensitivity of earnings to gold and other metal prices;

•
estimated timing and conclusions of the Company’s studies and evaluations;

•
the methods by which ore will be extracted or processed;

•
the Company’s expansion plans at Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom;

•
the Company’s plans at the Hope Bay project;

•
other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

•
timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof;

•
estimates of future mineral reserves, mineral resources, mineral production and sales;

•
the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production;

•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

•
the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

•
anticipated future exploration;

•
the anticipated timing of events with respect to the Company’s mine sites;

•
the sufficiency of the Company’s cash resources;

•
future activity with respect to the Company’s unsecured revolving bank credit facility, the term loan facility and other indebtedness;

•
anticipated trends with respect to the Company’s operations, exploration and the funding thereof.

•
anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
•
the transition to “pillarless” mining at the LaRonde mine and its effect on the Company’s ability to manage seismicity risks;

•
the joint operation with Teck Resources Limited for the San Nicolas copper-zinc project;

•
estimates of future costs and other liabilities for environmental remediation;

•
anticipated legislation and regulations, including with respect to climate change, and estimates of the impact on the Company; and

•
the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s future operations, including its employees and business;

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that governments, the Company or others do not take measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business and that there are no other significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, Agnico Eagle and others to such pandemic or other issues; mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Australian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets current expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle.
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in “Risk Factors” in our most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions, or circumstances on which any such statement is based.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at September 30, 2023	As at December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$355,491	$658,625
Trade receivables (Note 6)	7,569	8,579
Inventories (Note 7)	1,403,677	1,209,075
Income taxes recoverable	47,067	35,054
Fair value of derivative financial instruments (Notes 6 and 16)	7,326	8,774
Other current assets (Note 8A)	371,039	259,952
Total current assets	2,192,169	2,180,059
Non-current assets:
Goodwill	4,576,454	2,044,123
Property, plant and mine development (Note 9)	21,426,291	18,459,400
Investments (Notes 6, 10 and 16)	284,689	332,742
Deferred income and mining tax asset	13,517	11,574
Other assets (Note 8B)	732,561	466,910
Total assets	$29,225,681	$23,494,808
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$756,067	$672,503
Share based liabilities	11,765	15,148
Interest payable	19,405	16,496
Income taxes payable	86,261	4,187
Current portion of long-term debt (Note 11)	100,000	100,000
Reclamation provision	39,022	23,508
Lease obligations	48,762	36,466
Fair value of derivative financial instruments (Notes 6 and 16)	41,778	78,114
Total current liabilities	1,103,060	946,422
Non-current liabilities:
Long-term debt (Note 11)	1,842,553	1,242,070
Reclamation provision	902,939	878,328
Lease obligations	116,534	114,876
Share based liabilities	9,997	17,277
Deferred income and mining tax liabilities	4,952,007	3,981,875
Other liabilities (Note 5)	365,325	72,615
Total liabilities	9,292,415	7,253,463
EQUITY
Common shares (Note 12):
Outstanding — 496,523,603 common shares issued, less 460,079 shares held in trust	18,279,698	16,251,221
Stock options (Notes 12 and 13)	202,691	197,430
Contributed surplus	22,074	23,280
Retained earnings (deficit)	1,539,065	(201,580)
Other reserves (Note 14)	(110,262)	(29,006)
Total equity	19,933,266	16,241,345
Total liabilities and equity	$29,225,681	$23,494,808
Commitments and contingencies (Note 19)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
REVENUES
Revenues from mining operations (Note 15)	$1,642,411	$1,449,697	$4,870,269	$4,356,443
COSTS, INCOME AND EXPENSES
Production(i)	759,411	657,073	2,155,808	1,976,444
Exploration and corporate development	61,594	64,001	169,784	200,195
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
General and administrative	38,930	49,462	134,450	166,279
Finance costs	35,704	19,278	94,989	62,892
Loss on derivative financial instruments (Note 16)	34,010	162,374	1,038	174,463
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Care and maintenance	12,361	10,538	33,017	30,251
Revaluation gain (Note 5)	—	—	(1,543,414)	—
Other expenses (Note 17)	20,587	2,975	43,489	112,148
Income before income and mining taxes	271,312	215,989	2,683,151	852,511
Income and mining taxes expense	92,706	149,310	360,833	376,367
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Net income per share — basic (Note 12)	$0.36	$0.15	$4.78	$1.10
Net income per share — diluted (Note 12)	$0.36	$0.15	$4.75	$1.10
Cash dividends declared per common share	$0.40	$0.40	$1.20	$1.20

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	882	882
	294	294	882	882
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement (loss) gain on pension benefit obligations	(216)	422	(651)	1,334
Income tax impact	55	(109)	167	(344)
Equity securities:
Net change in fair value of equity securities	(57,530)	(30,157)	(84,183)	(134,665)
Income tax impact	—	1,096	—	10,999
	(57,691)	(28,748)	(84,667)	(122,676)
Other comprehensive loss for the period	(57,397)	(28,454)	(83,785)	(121,794)
Comprehensive income for the period	$121,209	$38,225	$2,238,533	$354,350
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings (deficit)	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2021	245,001,857	$5,863,512	$191,112	$37,254	$(146,383)	$54,276	$5,999,771
Net income (Restated) (Note 5)	—	—	—	—	476,144	—	476,144
Other comprehensive income (loss)	—	—	—	—	990	(122,784)	(121,794)
Total comprehensive income (loss) (Restated) (Note 5)	—	—	—	—	477,134	(122,784)	354,350
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	530,695	29,219	(5,211)	—	—	—	24,008
Shares issued on acquisition of Kirkland Lake Gold (“Kirkland”), net of share issuance costs (Note 5)	209,274,263	10,268,160	—	—	—	—	10,268,160
Stock options (Notes 12 and 13A)	—	—	12,550	—	—	—	12,550
Shares issued under incentive share purchase plan (Note 13B)	480,139	23,225	—	—	—	—	23,225
Shares issued under dividend reinvestment plan	1,659,095	79,211	—	—	—	—	79,211
Share repurchases (Note 12)	(1,452,320)	(51,745)	—	(13,157)	—	—	(64,902)
Dividends declared ($1.20 per share)	—	—	—	—	(543,852)	—	(543,852)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	(414,793)	(14,918)	—	—	—	—	(14,918)
Restated Balance at September 30, 2022	455,078,936	$16,196,664	$198,451	$24,097	$(213,101)	$(68,508)	$16,137,603
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income	—	—	—	—	2,322,318	—	2,322,318
Other comprehensive loss	—	—	—	—	(484)	(83,301)	(83,785)
Total comprehensive income (loss)	—	—	—	—	2,321,834	(83,301)	2,238,533
Transfer of loss on disposal of equity securities to deficit	—	—	—	—	(2,045)	2,045	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 12 and 13A)	530,926	27,971	(4,448)	—	—	—	23,523
Shares issued pursuant to Yamana Transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 12 and 13A)	—	—	9,709	—	—	—	9,709
Shares issued under incentive share purchase plan (Note 13B)	672,590	32,976	—	—	—	—	32,976
Shares issued under dividend reinvestment plan	2,082,052	96,502	—	—	—	—	96,502
Share repurchases (Note 12)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($1.20 per share)	—	—	—	—	(579,144)	—	(579,144)
Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 12 and 13C, D)	234,729	16,378	—	—	—	—	16,378
Balance at September 30, 2023	496,063,524	$18,279,698	$202,691	$22,074	$1,539,065	$(110,262)	$19,933,266
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
OPERATING ACTIVITIES
Net income for the period	$178,606	$66,679	$2,322,318	$476,144
Add (deduct) adjusting items:
Amortization of property, plant and mine development	414,994	283,486	1,100,215	809,021
Revaluation gain (Note 5)	—	—	(1,543,414)	—
Deferred income and mining taxes	27,417	52,331	70,989	134,942
Unrealized loss (gain) on currency and commodity derivatives (Note 16)	31,088	159,858	(34,888)	169,372
Unrealized loss (gain) on warrants (Note 16)	6,802	(5,688)	9,098	14,494
Stock-based compensation (Note 13)	11,939	13,805	38,466	43,012
Foreign currency translation gain	(6,492)	(15,479)	(2,258)	(27,761)
Other	4,302	3,372	9,953	11,107
Changes in non-cash working capital balances:
Trade receivables	2,572	(24,295)	8,037	14,540
Income taxes	(7,425)	47,834	81,980	4,503
Inventories	(118,251)	(159,300)	(144,998)	8,742
Other current assets	(6,099)	73,459	(94,984)	(44,406)
Accounts payable and accrued liabilities	(49,432)	72,905	51,427	97,950
Interest payable	12,067	6,471	1,760	4,476
Cash provided by operating activities	502,088	575,438	1,873,701	1,716,136
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 9)	(419,832)	(435,659)	(1,228,387)	(1,137,406)
Yamana Transaction, net of cash and cash equivalents (Note 5)	—	—	(1,000,617)	—
Contributions for acquisition of mineral assets (Note 5)	(10,950)	—	(10,950)	—
Cash and cash equivalents acquired in Kirkland acquisition (Note 5)	—	—	—	838,732
Purchases of equity securities and other investments	(7,962)	(4,936)	(52,126)	(36,790)
Proceeds from loan repayment	—	—	—	40,000
Other investing activities	3,078	1,299	7,467	(2,309)
Cash used in investing activities	(435,666)	(439,296)	(2,284,613)	(297,773)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 11)	100,000	—	1,100,000	100,000
Repayment of Credit Facility (Note 11)	(100,000)	—	(1,000,000)	(100,000)
Proceeds from Term Loan Facility, net of financing costs (Note 11)	—	—	598,958	—
Repayment of Senior Notes (Note 11)	—	(100,000)	(100,000)	(225,000)
Repayment of lease obligations	(13,465)	(8,239)	(35,633)	(25,025)
Disbursements to associates	21,899	—	—	—
Dividends paid	(161,259)	(160,121)	(482,680)	(464,704)
Repurchase of common shares (Notes 12 and 13)	—	(54,809)	(16,350)	(104,956)
Proceeds on exercise of stock options (Note 13A)	471	63	23,523	24,008
Common shares issued	8,115	5,121	22,025	15,527
Cash (used in) provided by financing activities	(144,239)	(317,985)	109,843	(780,150)
Effect of exchange rate changes on cash and cash equivalents	782	(3,254)	(2,065)	(2,241)
Net (decrease) increase in cash and cash equivalents during the period	(77,035)	(185,097)	(303,134)	635,972
Cash and cash equivalents, beginning of period	432,526	1,006,855	658,625	185,786
Cash and cash equivalents, end of period	$355,491	$821,758	$355,491	$821,758
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$16,621	$6,037	$73,109	$47,459
Income and mining taxes paid	$67,904	$50,139	$207,669	$238,217
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on October 25, 2023.
2.
BASIS OF PRESENTATION

A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2022 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2022, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2023 and December 31, 2022 and the results of operations and cash flows for the three and nine months ended September 30, 2023 and September 30, 2022.
Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2023.
B)
Basis of Presentation

Overview
These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
Subsidiaries
These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company’s involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.
Joint Arrangements
A joint arrangement is defined as an arrangement in which two or more parties have joint control and is classified as either a joint operation or a joint venture. In a joint venture, the Company has rights to its share of the net assets of the joint arrangement and the Company recognizes its investments in joint ventures using the equity method. A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of joint operations from the date that joint control commenced. Agnico Eagle’s 50% interest in each of Canadian Malartic Corporation (“CMC”) and Canadian Malartic GP (the “Partnership”), the general partnership that

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
2.
BASIS OF PRESENTATION (Continued)

held the Canadian Malartic complex located in Quebec, were accounted for as a joint operation until the remaining 50% was acquired on March 31, 2023 (Note 5). On April 6, 2023, the Company acquired a 50% interest in Minas de San Nicolas, S.A.P.I de C.V., which has subsequently been accounted for as a joint operation (Note 5).
3.
ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2022 annual audited consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.
5.
ACQUISITIONS

Acquisition of Investment in San Nicolas Joint Arrangement
On April 6, 2023, Agnico Eagle and Teck Resources Limited (“Teck”) entered into a shareholders agreement in respect of the San Nicolas copper-zinc development project located in Zacatecas, Mexico. The agreement provides that Agnico Eagle, through a wholly-owned Mexican subsidiary, will subscribe for a 50% interest in Minas de San Nicolas, S.A.P.I de C.V. (“MSN”) for $580.0 million, to be contributed as study and development costs are incurred by MSN. For governance purposes, under the agreement, Agnico Eagle is deemed to have a 50% participating interest in MSN regardless of the number of shares that have been issued to Agnico Eagle or its affiliates, except in certain circumstances of default. Under IFRS 11 Joint Arrangements (“IFRS 11”), Agnico Eagle jointly controls MSN as both parties have the ability to make decisions relating to the relevant activities of MSN through their equal representation on the Board of Directors and corresponding 50/50 voting rights. Furthermore, MSN has been classified as a joint operation in accordance with IFRS 11. As a joint operation, the Company accounts for its interest in MSN by recognizing its share of the respective assets, liabilities, revenues, expenses, and cash flows.
On closing of the transaction, the Company recorded a $290.0 million liability, in non-current other liabilities, representing the minimum unavoidable obligation under the agreement.
For the nine months ended September 30, 2023, the Company has recorded contributions of $11.0 million against the $290.0 million obligation.
Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of the Canadian Malartic complex that the Company did not then hold, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.
The Company determined that the acquisition represented a business combination under IFRS 3: Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.
Prior to the Yamana Transaction, Agnico Eagle’s 50% interests in CMC and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11, with Agnico Eagle recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico Eagle controls 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re-measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
5.
ACQUISITIONS (Continued)

as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price immediately prior to the closing of the Yamana Transaction.
The aggregate preliminary purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114
The following table sets out the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on management’s preliminary estimates of fair value.
	Preliminary(i)	Provisional Adjustment	Adjusted Preliminary
Cash and cash equivalents	$1,049	$—	$1,049
Inventories	165,423	—	165,423
Other current assets	29,890	—	29,890
Property, plant and mine development	4,949,392	(1,277,584)	3,671,808
Goodwill	2,078,562	801,562	2,880,124
Other assets	330,215	(1,128)	329,087
Accounts payable and accrued and other liabilities	(117,905)	—	(117,905)
Reclamation provision	(203,341)	(4,950)	(208,291)
Deferred income and mining tax liabilities	(1,646,500)	482,100	(1,164,400)
Other liabilities	(29,671)	—	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114	$—	$5,557,114

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2023.

The fair value of Agnico Eagle’s previously held 50% interest and the resulting gain on remeasurement along with the fair values allocated to assets acquired and liabilities assumed are preliminary, and are subject to adjustment based on further analysis and evaluation over the course of the measurement period which will not exceed twelve months from the acquisition date. Where preliminary values are used in accounting for a business combination, they may be materially adjusted retrospectively in subsequent periods. In particular, the Company will continue to evaluate new information about the facts and circumstances that existed as of the acquisition date pertaining to the fair value of property, plant and mine development, goodwill, reclamation provisions and deferred income and mining tax liabilities. Provisional amounts recognized in the first quarter of 2023 were revised in the third quarter of 2023, primarily due to refinements in the measurement of other assets and reclamation provisions.
The results of operations, cash flows and net assets acquired in the Yamana Transaction have been consolidated with those of the Company from March 31, 2023. For the three months ended September 30, 2023, the Yamana Transaction contributed revenue of $160.2 million and earnings before income and mining taxes of $42.6 million. For the nine months ended September 30, 2023, the Yamana Transaction contributed revenue of $327.7 million and earnings before income and mining taxes of $83.9 million.
Total consolidated revenue and earnings before income and mining taxes of the Company for the three (nine) months ended September 30, 2023, were $1,642.4 million ($4,870.3 million) and $271.3 million ($2,683.2 million), respectively. If the Yamana Transaction had taken place on January 1, 2023, pro forma total consolidated revenue and income before income and mining taxes for the Company for the three (nine) months ended September 30, 2023, would have been approximately $1,642.4 million ($5,017.7 million) and $271.3 million ($2,732.4) million respectively.
Goodwill represents the expected value of additional exploration potential arising from the acquisition. None of the goodwill is expected to be deductible for income and mining tax purposes.
In the three months ended September 30, 2023 the Company incurred $1.2 million of transaction costs in connection with the Yamana Transaction and in the nine months ended September 30, 2023, the Company incurred $18.1 million of transaction costs in

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
5.
ACQUISITIONS (Continued)

connection with the Yamana Transaction. Acquisition-related costs are recorded in the other expenses line of the condensed interim consolidated statements of income.
Kirkland
On February 8, 2022, the Company acquired all of the issued and outstanding shares of Kirkland in exchange for the issuance of Agnico Eagle common shares to former Kirkland shareholders pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Merger”). Each Kirkland shareholder received 0.7935 of a common share of Agnico Eagle as consideration for each Kirkland share, which resulted in the issuance of 209,274,263 Agnico Eagle common shares. Prior to the Merger, Kirkland owned and operated the Detour Lake and Macassa mines in Canada and the Fosterville mine in Australia, and also owned exploration properties in Canada and Australia. The acquisition of Kirkland increased the Company’s production, mineral reserves and cash flow.
The Company determined that the Merger represented a business combination under IFRS 3 Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, the Merger was accounted for using the acquisition method of accounting in accordance with IFRS 3.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$10,268,584
Fair value of replacement share based compensation issued	14,522
$10,283,106
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were updated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Merger.
The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed in the Merger based on management’s previously reported preliminary estimates and adjusted final estimates of fair value.
	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$838,732	$—	$838,732
Inventories	384,678	(35,402)	349,276
Other current assets	100,094	—	100,094
Property, plant and mine development	10,086,336	341,935	10,428,271
Goodwill	1,804,459	(168,128)	1,636,331
Other assets	143,415	(1,628)	141,787
Accounts payable and accrued and other liabilities	(235,778)	—	(235,778)
Reclamation provision	(175,839)	(52,289)	(228,128)
Deferred income and mining tax liabilities	(2,639,353)	(84,488)	(2,723,841)
Other liabilities	(23,638)	—	(23,638)
Total assets acquired, net of liabilities assumed	$10,283,106	$—	$10,283,106

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2022.

Goodwill represents the expected value of operational synergies and additional exploration potential arising from the Merger. None of the goodwill is expected to be deductible for income and mining tax purposes.
In the three months ended September 30, 2022, the Company incurred $0.2 million of transaction and severance costs in connection with the Merger and in the nine months ended September 30, 2022, the Company incurred $92.3 million of transaction and severance costs in connection with the Merger. Acquisition-related costs are recorded in the other expenses line of the condensed interim consolidated statements of income.
The results of operations, cash flows and net assets of Kirkland have been consolidated with those of the Company from February 8, 2022. For the three (nine) months ended September 30, 2022, Kirkland contributed revenue of $510.1 million ($1,643.2 million) and

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
5.
ACQUISITIONS (Continued)

earnings before income and mining taxes of $191.3 million ($603.8 million). Total consolidated revenue and earnings before income and mining taxes of the Company for the three (nine) months ended September 30, 2022, were $1,449.7 million ($4,356.4 million) and $216.0 million ($852.5 million), respectively. If the acquisition of Kirkland had taken place on January 1, 2022, pro forma total consolidated revenue and income before income and mining taxes for the Company for the three (nine) months ended September 30, 2022, would have been approximately $1,449.7 million ($4,410.4 million) and $216.0 million ($868.2 million) respectively.
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and nine months ended September 30, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2023 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$7,569	$—	$7,569
Equity securities	233,862	29,348	—	263,210
Share purchase warrants	—	21,479	—	21,479
Fair value of derivative financial instruments	—	7,326	—	7,326
Total financial assets	$233,862	$65,722	$—	$299,584
Financial liabilities:
Share based liabilities	$21,762	$—	$—	$21,762
Fair value of derivative financial instruments	—	41,778	—	41,778
Total financial liabilities	$21,762	$41,778	$—	$63,540
Valuation Techniques
Trade Receivables
Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
6.
FAIR VALUE MEASUREMENT (Continued)

Equity Securities
Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).
Derivative Financial Instruments and Warrants
The Company holds share purchase warrants of certain publicly traded entities. Share purchase warrants are accounted for as derivative financial instruments and presented as part of investments in the condensed interim consolidated balance sheets. Derivative financial instruments, classified within Level 2 of the fair value hierarchy, are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.
Share Based Liabilities
Share based liabilities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2023 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. See Note 11.
Lease obligations are recorded on the condensed interim consolidated balance sheets at September 30, 2023 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company’s current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts as a result of the difference between the incremental borrowing rates used at the initial recognition date and the current market rates at September 30, 2023.
Non-current loans receivable and other receivables are included in the other assets line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of non-current loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at September 30, 2023 (Note 8B).
7.
INVENTORIES

During the three months ended September 30, 2023, impairment losses of $1.4 million (2022 — $8.0 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value. During the nine months ended September 30, 2023, impairment losses of $2.7 million (2022 — $43.5 million) were recorded within production costs to reduce the carrying value of inventories to their net realizable value.
8.
OTHER ASSETS

A)
Other Current Assets

	As at September 30, 2023	As at December 31, 2022
Federal, provincial and other sales taxes receivable	$134,896	$100,267
Prepaid expenses	187,817	110,649
Short term investments	9,372	9,896
Other	38,954	39,140
Total other current assets	$371,039	$259,952

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
8.
OTHER ASSETS (Continued)

B)
Other Assets

	As at September 30, 2023	As at December 31, 2022
Non-current ore in stockpiles and on leach pads	$654,074	$405,988
Non-current prepaid expenses	40,554	26,102
Non-current loans receivable	10,008	3,939
Intangible asset	4,174	13,318
Investment in associate	10,956	10,732
Other	12,795	6,831
Total other assets	$732,561	$466,910
The Company currently has an intangible asset with a finite useful life which is amortized on a straight-line basis, which represents an electricity contract under which the Detour Lake mine is paying below market rates over the term of the contract.
9.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the nine months ended September 30, 2023, $1,233.3 million of additions, (excluding the property, plant and mine development assets acquired under the Yamana Transaction and San Nicolas Joint Arrangement — see Note 5), (year ended December 31, 2022 — $1,606.8 million) were capitalized to property, plant and mine development.
Total borrowing costs capitalized to property, plant and mine development during the nine months ended September 30, 2023 were approximately $3.0 million (year ended December 31, 2022 — $3.6 million) at a capitalization rate of 1.28% (year ended December 31, 2022 — 1.16%).
Assets with a net book value of $14.5 million were disposed of by the Company during the nine months ended September 30, 2023 (year ended December 31, 2022 — $25.9 million), resulting in a loss on disposal of $9.1 million (year ended December 31, 2022 — $8.8 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 19 to these condensed interim consolidated financial statements for capital commitments.
10.
INVESTMENTS

	As at September 30, 2023	As at December 31, 2022
Equity securities	$263,210	$304,618
Share purchase warrants	21,479	28,124
Total investments	$284,689	$332,742

11.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at September 30, 2023 and December 31, 2022:
		As at September 30, 2023			As at December 31, 2022
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 5.02%	$1,250,000	$(4,134)	$1,245,866	$1,146,066	$1,345,185	$1,264,614
Credit Facility	Variable	100,000	(2,521)	97,479	97,479	(3,115)	(3,115)
Term Loan Facility	Variable	600,000	(792)	599,208	599,208	—	—
Total long-term debt		$1,950,000	$(7,447)	$1,942,553	$1,842,753	$1,342,070	$1,261,499

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
11.
LONG-TERM DEBT (Continued)

The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at September 30, 2023	As at December 31, 2022
Current portion of long-term debt	$100,000	$100,000
Non-current portion of long-term debt	1,842,553	1,242,070
Total long-term debt	$1,942,553	$1,342,070
Credit Facility
During the nine months ended September 30, 2023, Credit Facility drawdowns totaled $1.1 billion and repayments totaled $1.0 billion. During the nine months ended September 30, 2022, Credit Facility drawdowns and repayments totaled $100.0 million.
As at September 30, 2023, $1,099.0 million was available for future drawdown under the Credit Facility (December 31, 2022 — $1,199.1 million). Credit Facility availability is reduced by outstanding letters of credit, which were $1.0 million as at September 30, 2023 (December 31, 2022 — $0.9 million).
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with a group of financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the Term Loan Facility in full on April 28, 2023. The Term Loan Facility matures and all indebtedness thereunder is due and payable on April 21, 2025. The Term Loan Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating.
The Term Loan Facility contains covenants that limit the actions of the Company in the same manner and to the same extent as the existing limitations under the Credit Facility. The Company is also required to maintain a total net debt to EBITDA ratio below a specified maximum value.
12.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
		Restated (Note 5)		Restated (Note 5)
Net income for the period — basic	$178,606	$66,679	$2,322,318	$476,144
Add: Dilutive impact of cash settling LTIP	(1,915)	137	(4,831)	535
Net income for the period — diluted	176,691	66,816	2,317,487	476,679
Weighted average number of common shares outstanding — basic (in thousands)	495,286	455,157	486,131	431,718
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	1,050	1,102	1,203	1,201
Add: Dilutive impact of employee stock options	68	15	108	168
Weighted average number of common shares outstanding — diluted (in thousands)	496,404	456,274	487,442	433,087
Net income per share — basic	$0.36	$0.15	$4.78	$1.10
Net income per share — diluted	$0.36	$0.15	$4.75	$1.10
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
12.
EQUITY (Continued)

For the three months ended September 30, 2023, 4,726,215 (2022 — 4,635,386) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the nine months ended September 30, 2023, 3,391,012 (2022 — 4,252,277) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
Normal Course Issuer Bid (“NCIB”)
On May 2, 2023, the Company received approval from the Toronto Stock Exchange, pursuant to which the Company may purchase up to $500.0 million of its common shares up to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares on the open market at its discretion, during the period commencing on May 4, 2023 and ending on May 3, 2024. All common shares purchased under the NCIB will be cancelled.
There were no repurchases of shares under the Company’s NCIB program during the three months ended September 30, 2023 (2022 — 999,320 for $42.6 million at an average price of $42.67). During the nine months ended September 30, 2023, the Company repurchased 100,000 (2022 — 1,452,320) common shares for $4.8 million (2022 — $64.9 million) at an average price of $47.75 (2022 — $44.69) as part of its authorized NCIB program. Of the shares purchased, 100,000 (2022 — 1,452,320) were cancelled as of September 30, 2023. The book value of the cancelled shares was $3.6 million (2022 — $51.7 million) and was treated as a reduction to common share capital. The portion of the consideration paid for the repurchased shares in excess of their book value was treated as a reduction to contributed surplus.
13.
STOCK-BASED COMPENSATION

A)
Employee Stock Option Plan (“ESOP”)

The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,976,636	C$	75.04	4,482,941	C$	74.43
Granted	873,950		70.36	1,643,801		67.10
Exercised	(530,926)		59.34	(530,695)		57.75
Forfeited	(149,365)		78.42	(143,355)		79.20
Expired	(22,650)		71.95	—		—
Outstanding, end of period	5,147,645	C$	75.78	5,452,692	C$	73.72
Options exercisable, end of period	3,411,601	C$	77.22	3,150,341	C$	71.64
The average share price of Agnico Eagle’s common shares during the nine months ended September 30, 2023 was C$69.26 (2022 — C$65.13).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Nine Months Ended September 30,
	2023	2022
Risk-free interest rate	4.26%	1.65%
Expected life of stock options (in years)	2.5	2.4
Expected volatility of Agnico Eagle’s share price	36.0%	30.0%
Expected dividend yield	3.6%	2.9%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
13.
STOCK-BASED COMPENSATION (Continued)

Compensation expense related to the ESOP amounted to $2.5 million for the three months ended September 30, 2023 (2022 — $3.3 million) and $9.7 million for the nine months ended September 30, 2023 (2022 — $12.6 million).
B)
Incentive Share Purchase Plan (“ISPP”)

During the nine months ended September 30, 2023, 672,590 common shares were subscribed for under the ISPP (2022 — 480,139) for a value of $33.0 million (2022 — $23.2 million). The total compensation cost recognized during the three months ended September 30, 2023 related to the ISPP was $4.1 million (2022 — $2.5 million) and $11.0 million for the nine months ended September 30, 2023 (2022 — $7.7 million).
C)
Restricted Share Unit (“RSU”) Plan

During the nine months ended September 30, 2023, 203,004 RSUs were granted (2022 — 656,091) and 323,000 RSUs were approved with a grant date fair value of $11.6 million for granted RSUs (2022 — $31.6 million) and an estimated fair value of $18.6 million for approved RSUs. In the first nine months of 2023, the Company funded a portion of the RSU plan by transferring $11.6 million (2022 — $31.6 million) to an employee benefit trust that then purchased common shares of the Company in the open market.
Compensation expense related to the RSU plan was $5.6 million for the three months ended September 30, 2023 (2022 — $6.1 million) and $24.1 million for nine months ended September 30, 2023 (2022- $19.5 million). Compensation expense related to the RSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
D)   Performance Share Unit (“PSU”) Plan
During the nine months ended September 30, 2023, 84,000 PSUs were approved for grant (2022 — 157,500). The value of a PSU at the grant date approximates the market price of a common share of the Company on that date. The PSUs are accounted for as cash-settled share based liabilities. At each reporting date, and on settlement, the share based liabilities are remeasured, with changes in fair value recognized as compensation expense in the period.
Compensation expense related to the PSU plan was $0.6 million for the three months ended September 30, 2023 (2022 — $2.5 million) and $4.4 million for the nine months ended September 30, 2023 (2022 — $11.5 million). Compensation expense related to the PSU plan is included in the production and general and administrative line items of the condensed interim consolidated statements of income.
E)
Deferred Share Unit (“DSU”) Plan

Compensation recovery related to the converted DSUs amounted to $0.3 million for the three months ended September 30, 2023 (2022 — nil) and $0.5 million for the nine months ended September 30, 2023 (2022 — nil). Charges related to the DSU plan during were included in the general and administrative line item of the condensed interim consolidated statements of income.
14.
OTHER RESERVES

The following table sets out the movements in other reserves for the nine months ended September 30, 2023 and 2022:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2021	$65,065	$(10,789)	$54,276
Net change in cash flow hedge reserve	—	882	882
Net change in fair value of equity securities	(123,666)	—	(123,666)
Balance at September 30, 2022	$(58,601)	$(9,907)	$(68,508)
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	882	882
Transfer of net loss on disposal of equity securities to deficit	2,045	—	2,045
Net change in fair value of equity securities	(84,183)	—	(84,183)
Balance at September 30, 2023	$(102,656)	$(7,606)	$(110,262)

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
14.
OTHER RESERVES (Continued)

The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
15.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues from contracts with customers	$1,643,953	$1,450,786	$4,871,862	$4,358,323
Provisional pricing adjustments on concentrate sales	(1,542)	(1,089)	(1,593)	(1,880)
Total revenues from mining operations	$1,642,411	$1,449,697	$4,870,269	$4,356,443
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues from contracts with customers:
Gold	$1,623,244	$1,432,250	$4,805,397	$4,293,478
Silver	14,745	11,869	46,464	41,366
Zinc	1,455	3,939	5,835	8,120
Copper	4,509	2,728	14,166	15,359
Total revenues from contracts with customers	$1,643,953	$1,450,786	$4,871,862	$4,358,323

16.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at September 30, 2023, the Company had outstanding derivative contracts related to $2,740.7 million of 2023, 2024 and 2025 expenditures (December 31, 2022 — $2,907.9 million). The Company recognized mark-to-market adjustments in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2023 and 2022 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at September 30, 2023 or December 31, 2022. The call option premiums were recognized in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
16.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

were derivative financial instruments outstanding as at September 30, 2023 relating to 5.5 million gallons of heating oil (December 31, 2022 — 19.0 million). The related mark-to-market adjustments prior to settlement were recognized in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
Share Purchase Warrants
The Company holds warrants to acquire equity securities of certain issuers in the mining industry. These warrants are not part of the Company’s core operations, and accordingly, gains and losses from these investments are not representative of the Company’s performance during the year.
The following table sets out a summary of the amounts recognized in the loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Premiums realized on written foreign exchange call options	$(29)	$(90)	$(164)	$(859)
Unrealized loss (gain) on warrants	6,802	(5,688)	9,098	14,494
Realized (gain) loss on currency and commodity derivatives	(3,851)	8,294	26,992	(8,544)
Unrealized loss (gain) on currency and commodity derivatives	31,088	159,858	(34,888)	169,372
Loss on derivative financial instruments	$34,010	$162,374	$1,038	$174,463

17.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Loss on disposal of property, plant and mine development (Note 9)	$5,491	$509	$9,092	$4,423
Interest income	(1,630)	(1,714)	(5,579)	(6,689)
Temporary suspension and related costs	512	387	1,425	11,139
Acquisition costs (Note 5)	4,591	182	21,503	92,321
Environmental remediation	1,890	3,401	(87)	783
Other costs	9,733	210	17,135	10,171
Total other expenses	$20,587	$2,975	$43,489	$112,148

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
18.
SEGMENTED INFORMATION

	Nine Months Ended September 30, 2023
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$362,984	$(170,153)	$—	$192,831
LaRonde Zone 5 mine	99,370	(62,702)	—	36,668
Canadian Malartic complex	793,989	(326,936)	—	467,053
Goldex mine	209,802	(84,800)	—	125,002
Meliadine mine	507,057	(249,221)	—	257,836
Meadowbank complex	616,512	(381,411)	—	235,101
Kittila mine	332,616	(155,200)	—	177,416
Detour Lake mine	911,819	(333,214)	—	578,605
Macassa mine	316,145	(112,368)	—	203,777
Fosterville mine	454,291	(99,969)	—	354,322
Pinos Altos mine	156,227	(107,778)	—	48,449
La India mine	109,457	(72,056)	—	37,401
Exploration(i)	—	—	(169,784)	(169,784)
Segment totals	$4,870,269	$(2,155,808)	$(169,784)	$2,544,677
Total segments income				$2,544,677
Corporate and other:
Amortization of property, plant and mine development				(1,100,215)
General and administrative				(134,450)
Finance costs				(94,989)
Loss on derivative financial instruments				(1,038)
Foreign currency translation gain				2,258
Care and maintenance				(33,017)
Revaluation gain				1,543,414
Other expenses				(43,489)
Income before income and mining taxes				$2,683,151

Note:
(i)
Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
18.
SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2022 Restated (Note 5)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$435,322	$(163,701)	$—	$271,621
LaRonde Zone 5 mine	96,591	(51,932)	—	44,659
Canadian Malartic complex	428,526	(171,858)	(8,406)	248,262
Goldex mine	190,193	(79,044)	—	111,149
Meliadine mine	501,383	(236,895)	—	264,488
Meadowbank complex	473,927	(313,989)	—	159,938
Kittila Mine	326,872	(154,388)	—	172,484
Detour Lake mine	884,863	(371,130)	—	513,733
Macassa mine	252,075	(98,848)	—	153,227
Fosterville mine	506,273	(170,518)	—	335,755
Pinos Altos mine	148,870	(106,922)	—	41,948
Creston Mascota mine	4,049	(1,743)	—	2,306
La India mine	107,355	(55,476)	—	51,879
Exploration(i)	144	—	(191,789)	(191,645)
Segment totals	$4,356,443	$(1,976,444)	$(200,195)	$2,179,804
Total segments income				$2,179,804
Corporate and other:
Amortization of property, plant and mine development				(809,021)
General and administrative				(166,279)
Finance costs				(62,892)
Loss on derivative financial instruments				(174,463)
Foreign currency translation gain				27,761
Care and maintenance				(30,251)
Other expenses				(112,148)
Income before income and mining taxes				$852,511

Note:
(i)
Exploration includes the Hope Bay project.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
18.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	September 30, 2023	December 31, 2022
LaRonde mine	$1,001,019	$987,821
LaRonde Zone 5 mine	132,532	115,404
Canadian Malartic complex	6,927,598	1,582,406
Goldex mine	382,040	339,390
Meliadine mine	2,374,416	2,323,873
Meadowbank complex	1,411,908	1,387,335
Kittila mine	1,655,152	1,647,353
Detour Lake mine	9,244,213	9,120,416
Macassa mine	2,331,686	2,266,891
Fosterville mine	1,082,829	1,224,645
Pinos Altos mine	461,861	463,823
Creston Mascota mine	3,796	4,864
La India mine	137,251	150,967
San Nicolas project	304,099	—
Exploration	970,154	821,718
Corporate and other	805,127	1,057,902
Total assets	$29,225,681	$23,494,808

19.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2023, the total amount of these guarantees was $966.6 million.
As at September 30, 2023 the Company had $98.9 million of commitments related to capital expenditures and $279.0 million of committed subscription proceeds related to the San Nicolas project. (Note 5).
20.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger (Note 5). Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remains outstanding as at September 30, 2023. Management believes that the claim has no merit and intends to defend it vigorously. No amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this point.
Kirkland is the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints allege that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. Since then, the litigation has been proceeding through the customary litigation processes including discovery and class certification, which was heard in early October 2023, and no decision has been issued yet. The Company continues to believe that the one outstanding claim is without merit.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2023
20.
ONGOING LITIGATION (Continued)

Kittila permits
In May 2020, the Regional State Administrative Agency of Northern Finland (the “RSAA”) granted Agnico Eagle Finland Oy (“Agnico Finland”) environmental and water permits that allowed Agnico Finland to enlarge its second carbon-in-leach (“CIL2”) tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed by a third party to the Vaasa Administrative Court (the “VAC”). In July 2022, the appeals were granted, in part, with the result that the permits were returned for reconsideration to the RSAA.
In August 2022, Agnico Finland appealed the decisions of the VAC to the Supreme Administrative Court of Finland (the “SAC”) and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland’s appeal.
On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring permitted nitrogen emission levels for the year 2022. However, the SAC interim decision didn’t uphold the permit for the expansion of the mine to 2.0 Mtpa. The VAC decision is valid until a final decision is issued by the SAC. In the fourth quarter of 2022, Agnico Finland reduced its underground production levels to comply with the mining volume requirements. Agnico Finland expects a final decision from the SAC in the fourth quarter of 2023.
If the SAC does not reinstate Agnico Finland’s permits as granted by the RSAA in 2020 to produce at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher.
21.
SUBSEQUENT EVENTS

Dividends Declared
On October 25, 2023, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $198.4 million), payable on December 15, 2023 to holders of record of the common shares of the Company on December 1, 2023.